Exhibit 10.1

EXECUTION COPY

PURCHASE AND SALE AGREEMENT

Dated as of October 3, 2006

by and among

CROWN MEDIA HOLDINGS, INC.,

CM INTERMEDIARY, LLC,

CROWN MEDIA DISTRIBUTION, LLC

and

RHI ENTERPRISES, LLC

TABLE OF CONTENTS

ARTICLE 1	CERTAIN DEFINITIONS	1

ARTICLE 2	PURCHASE AND SALE	11
2.1	Purchase and Sale of the Company	11

ARTICLE 3	PURCHASE PRICE AND PAYMENT	11
3.1	Purchase Price	11
3.2	Adjustment of Purchase Price	11
3.3	Allocation of Purchase Price	13
3.4	Sales Tax	13

ARTICLE 4	REPRESENTATIONS AND WARRATIES OF SELLER AND THE COMPANY	13
4.1	Organization and Qualification	13
4.2	Authorization and Validity of Agreement	14
4.3	No Undisclosed Liabilities	14
4.4	No Violation; Consents and Approvals	14
4.5	Legal Proceedings	15
4.6	Compliance with Applicable Laws	15
4.7	Absence of Certain Changes	15
4.8	Employees	16
4.9	Real Property	16
4.10	Taxes	16
4.11	Contracts	17
4.12	Liens	17
4.13	Film Properties	17
4.14	Music Rights	18
4.15	Availabilities of Group A Films	18
4.16	Quality of Film Properties	18
4.17	Brokers	18
4.18	Intellectual Property	19
4.19	Ownership by the Company; No Inconsistent Actions	19
4.20	Bagbridge Agreement	19

ARTICLE 5	REPRESENTATIONS AND WARRANTIES OF BUYES	19
5.1	Organization and Qualification	19
5.2	Authorization and Validity of Agreement	19
5.3	No Violation; Consents and Approvals	20
5.4	Financing Commitment Letters	20

ARTICLE 6	COVENANTS	20
6.1	Access to Information	20
6.2	Information	21
6.3	Operations in the Ordinary Course of Business	21
6.4	Forbearance by Seller	21

6.5	Operation of Business	22
6.6	Notification of Claims	22
6.7	Regulatory Consents, Authorizations, etc	22
6.8	No Inconsistent Action	23
6.9	Right of Access	23
6.10	No Additional Representations	23
6.11	Tax Matters	24
6.12	Participations and Residuals	27
6.13	Additional Obligations Related to Participations and Receivables	28
6.14	Program License Agreements Payments	29

ARTICLE 7	CONDITIONS TO CLOSING	29
7.1	Conditions of Each Party’s Obligation to Close	29
7.2	Conditions of Buyer’s Obligation to Close	30
7.3	Conditions to Seller’s Obligation to Close	31

ARTICLE 8	THE CLOSING	32
8.1	Time and Location of Closing	32
8.2	Actions by Seller at the Closing	32
8.3	Actions by Buyer at the Closing	33

ARTICLE 9	INDEMNIFICATION	34
9.1	Indemnification by Seller	34
9.2	Indemnification by Buyer	34
9.3	Defense of Claims	35
9.4	Survival of Representations, Warranties and Covenants	36
9.5	No Limitation on Rights	36
9.6	Treatment of Indemnity Payments	36
9.7	No Right of Contribution	36

ARTICLE 10	GENERAL PROVISIONS	36
10.1	Further Assurances	36
10.2	Termination	37
10.3	Dispute Resolution	38
10.4	Successors and Assigns	39
10.5	No Waiver	39
10.6	Entire Agreement; Amendments	39
10.7	Notices	39
10.8	Governing Law	41
10.9	Publicity	41
10.10	Section Headings	41
10.11	Severability	41
10.12	Counterparts	41

Schedules
Schedule 1.41	Group A Films
Schedule 1.42	Group B Films
Schedule 1.68	Certain Sales Commissions to be Excluded From Retained Liabilities
Schedule 1.71	Sale and Leaseback Transactions
Schedule 1.76	Seller’s Knowledge
Schedule 3.2(b)	A/R Statement Methodology
Schedule 4.7	Certain Changes
Schedule 4.10	Taxes
Schedule 4.11(a)	Contracts
Schedule 4.11(b)	Company License Agreements
Schedule 4.11(c)	Pre-2001 License Agreements
Schedule 4.13	Locations of Film Properties
Schedule 4.15(a)	Group A Availabilities
Schedule 4.15(b)	Group A Profit Participants
Schedule 4.19	Ownership of Assets
Schedule 6.13(c)	Information Submitted or to be Submitted to Entertainment Partners
Schedule 6.14	Program License Agreements Payments
Schedule 7.2(c)	Requisite Consents

Exhibits
Exhibit A	Form of Assignment and Assumption Agreement
Exhibit B	HMCER License Agreement
Exhibit C	Retained Liabilities Assumption Agreement
Exhibit D	Debt Commitment Letter
Exhibit E	Equity Commitment Letter

THIS PURCHASE AND SALE AGREEMENT is made and entered into as of October 3, 2006 by and among Crown Media Holdings, Inc., a Delaware corporation, CM Intermediary, LLC, a Delaware limited liability company (collectively, “Seller”), Crown Media Distribution, LLC, a Delaware limited liability company (the “Company”), and RHI Enterprises, LLC, a Delaware limited liability company (“Buyer”).

WHEREAS, CM Intermediary, LLC, an entity wholly owned by Crown Media Holdings Inc., is the sole member of the Company;

WHEREAS, the Company owns certain rights to a library of theatrical films, made-for-television movies, specials, mini-series, series and other television programming;

WHEREAS, as an inducement for Buyer to enter into this Agreement, Seller, Hallmark Cards, Incorporated, the Company and Buyer have entered into an Intercreditor Agreement dated as of the date hereof; and

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell, assign, transfer and convey to Buyer, all of Seller’s interest in the Company on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Capitalized terms not otherwise defined herein shall have the following meanings when used in this Agreement:

1.1           “2001 Purchase and Sale Agreement” means that certain Purchase and Sale Agreement, dated as of April 10, 2001, by and between Crown Media Holdings, Inc. and Hallmark Entertainment Distribution, LLC.

1.2           “Accounting Firm” shall be defined as set for in Section 3.2(d).

1.3           “Accounts Receivable” are any and all payments due under all Company License Agreements as of the Closing Date.

1.4           “Affiliate” shall mean with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Person; provided that for purposes of this Agreement the Affiliates of the Company shall include only Crown Media Holdings Inc., and its Subsidiaries and that Hallmark Cards, Incorporated, a Missouri corporation, and its Subsidiaries, other than Crown Media Holdings, Inc. and its Subsidiaries, shall not be Affiliates of the Seller or the Company.

1.5           “Agreement” shall mean this Purchase and Sale Agreement as amended and modified from time to time.

1.6           “Ancillary Rights” shall mean any collateral, allied, ancillary or subsidiary rights of Seller, the Company or their Affiliates derived from, appurtenant to or related to any Film or the Literary Property, including, without limitation, the production, Exploitation, reissue, remake, prequel, sequel, serial or series production rights, whether based upon, derived from or inspired by any Film or the Literary Property, or any part thereof, rights to use, exploit and license others to use or exploit the novelization, publishing or commercial tie-ups, including those arising out of or connected with or inspired by any Film or the Literary Property, the characters appearing in any Film or the Literary Property or the names or characteristics of these characters, and including rights to Exploit the same commercially in connection with or related to any Film or any remakes, prequels, sequels, serials or series, whether based upon, derived from or inspired by any Film or any part thereof, or other derivative works thereof or derived from the Literary Property, or music publishing rights or merchandising rights.

1.7           “A/R Statement” shall be as defined in Section 3.2(c).

1.8           “Assignment and Assumption Agreement” shall mean an agreement in substantially the form attached hereto as Exhibit A, pursuant to which Buyer will acquire all of Seller’s right, title and interest in the Company.

1.9           “Bagbridge Agreement” shall mean the Asset Purchase and Sale Agreement dated as of February 23, 2005, by and among Crown Media Holdings, Inc., the Company and Bagbridge Limited.

1.10         “Bagbridge Rights” shall mean all rights and interests, tangible and intangible, in, of, or related to the Films to the extent sold by certain Affiliates of Seller to Bagbridge Limited pursuant to the Bagbridge Agreement.

1.11         “Baseline” shall be as defined in Section 3.2(a).

1.12         “Buyer” shall be as defined in the preamble to this Agreement.

1.13         “Buyer Material Adverse Effect” shall mean any event, occurrence, fact, condition, change, or effect that has a materially adverse effect on the ability of Buyer to consummate the transactions contemplated hereby.

1.14         Intentionally Omitted.

1.15         “Cash Consideration” shall be as defined in Section 3.1(a).

1.16         “Closing” shall be as defined in Section 8.1.

1.17         “Closing Date” shall be as defined in Section 8.1.

1.18         “Code” shall mean the Internal Revenue Code of 1986, as amended.

1.19         “Company” shall be as defined in the preamble to this Agreement.

1.20         “Company Assets” shall mean all rights and interests, tangible or intangible in, of, or related to the Films, including, without limitation, the Film Rights (including, but not limited to, the Literary Property, the Film Properties, the Ancillary Rights and the other Film Intellectual Property), the Accounts Receivable, the rights of Seller and the Company under the Company License Agreements, the rights of Seller and the Company under the Film Agreements, and the goodwill associated with the foregoing.

1.21         “Company License Agreements” are those License Agreements entered into by Seller or the Company (or any such License Agreements of which the Company was the assignee, transferee, or beneficiary, in whole or in part) between January 1, 2001 and the Closing Date pursuant to which the Company or any designee acting on behalf of the Company licensed, granted, conveyed, assigned, and/or transferred, in whole or in part, any rights in the Company Assets, to any Person.

1.22         “Confidential Memorandum” shall be as defined in Section 6.10.

1.23         “Confidentiality Agreement” shall mean the Confidentiality Agreement dated as of July 6, 2006, by and between Crown Media Holdings, Inc. and Kelso & Company.

1.24         “Contract” shall mean any note, bond, indenture, mortgage, deed of trust, contract, instrument, document or other agreement.

1.25         “Control” shall mean the possession, directly or indirectly, of the affirmative power to direct or cause the direction of the management and policies of a Person (whether through ownership of securities, partnership interests or other ownership interests, by contract, by membership or involvement in the board of directors, management committee or management structure of such Person, or otherwise), and “Controlled” shall be construed accordingly.

1.26         “Controlling Party” shall be as defined in Section 6.11(f).

1.27         Intentionally Omitted.

1.28         “Copyright Registrations” shall mean the copyright registrations with respect to the Films, issued by the U.S. Copyright Office or such foreign Copyright Office, or equivalent thereof, wherever the Films are licensed, distributed or otherwise exploited.

1.29         “Dispute Notice” shall be as defined in Section 3.2(c).

1.30         “Estimated A/R Statement” shall be as defined in Section 3.2(b).

1.31         “Estimated Adjusted Accounts Receivable” shall be as defined in Section 3.2(b).

1.32         “Exploitation” shall mean, in relation to any Film, the release, sale, distribution, sub-distribution, leasing, sub-leasing, marketing, licensing, sub-licensing, exhibition, broadcasting or other exploitation of such Film, and “Exploit” shall be construed accordingly.

1.33         “Film Agreements” shall mean those Contracts, judicial awards and/or rulings pursuant to which Seller, the Company, their Affiliates or their predecessors in interest acquired or purchased from any other Person any of the Film Rights, as such agreements have been amended from time to time.  Such agreements shall include, but not be limited to, any and all:  production services agreements, writer agreements, literary or other rights acquisition agreements, work-for-hire agreements, producer agreements, talent agreements, assignment of rights agreements, assignments of Film Intellectual Property, releases and/or any and all other documents, agreements, letters, releases, contracts, or memoranda, (whether in written or electronic format) pertaining to the acquisition of Film Rights of each such Film.

1.34         “Film Intellectual Property” shall mean all right, title and interest of Seller and the Company in and to any of the Intellectual Property owned, used, held, developed, or under development related to the Films, including, but not limited to, the Copyright Registrations and Trademark Registrations.

1.35         “Film Properties” shall mean all existing physical properties (other than Literary Property) of or relating to the Films owned or controlled by Seller or the Company or to which Seller or the Company has access, subject to the Bagbridge Rights therein, including, but not limited to, film, film negatives and positives; sound effect tracks; master tapes and other duplicating materials of any kind; original art work; and other tangible elements and materials and properties in respect of the Films; foreign language dubbed and titled versions; prints and negatives of stills; trailers and television spots and all promotional and other advertising and publicity materials of all kinds; cuts, trims, outtakes and stock footage, together with digital copies of any of the foregoing.

1.36         “Film Rights” shall mean any and all right and interest, tangible and intangible, of Seller, the Company and any of their Affiliates in, of, or relating to the Films, including, but not limited to, the following:

(a)           the Literary Property for each Film;

(b)           the Film Properties for each Film;

(c)           copyrights, rights and interests in copyrights, renewals and extensions of copyrights, domestic and foreign, including any such rights pursuant to the Sale and Leaseback Transactions or otherwise, obtained upon or in relation to any Film or the Literary Property or any part thereof, rights (but not the obligation) to make publication thereof for copyright purposes and to register claims under copyright, rights (but not the obligation) to renew and extend such copyrights, and rights (but not the obligation) to sue in the name of any Person for past, present or future infringements of copyright;

(d)           the Ancillary Rights;

(e)           the right to Exploit (including, without limitation, by way of remake or prequel) any Film in any Media in any language or authorize third parties to do so, including, without limitation, the music synchronization rights for the music composition and musical recording rights as contained in such Films and language dubbing rights, including, without limitation, the rights to edit, alter, dub, subtitle and voiceover, in each instance subject to the License Agreements;

(f)            rights to advertise, promote and publicize the Films in any Media and language in connection with the Exploitation of the Films, including the right to create and use trailers and promotional materials, the use of synopses of or brief excerpts from the Films, or from the Literary Property; the use of the music and dialogue of the Films, and the names, voices, images, likenesses and biographies of the lead cast, director, producer, writers, composers, and other significant personnel or entities rendering services for or connected with the Films, to the fullest extent possible; provided, however, that all of the foregoing shall be subject to those restrictions set forth in the Film Agreements;

(g)           rights to use in connection with the Exploitation of the Films in any Media and language, the names, credits, logos, trade names, trademarks and titles contained in or incorporated into the Films, trailers, positive prints, preprint materials and video masters of the Films and advertising and publicity materials relating to the Films; and

(h)           to the extent not covered by Section 1.36(a) through (g), all Film Intellectual Property.

Notwithstanding anything herein to the contrary, Film Rights shall not include the Bagbridge Rights.

1.37         “Films” shall mean the Group A Films and the Group B Films.

1.38         “GAAP” shall mean United States generally accepted accounting principles as in effect on the applicable date.

1.39         “Governmental Entity” shall mean any court, arbitrator, administrative or other governmental department, agency, commission, authority or instrumentality, domestic (including federal, state or local) or foreign.

1.40         “Group A Availabilities Schedule” shall be as defined in Section 4.15(a).

1.41         “Group A Films” shall mean those Films set forth on Schedule 1.41.

1.42         “Group B Films” shall mean those Films set forth on Schedule 1.42.

1.43         “Guild” shall mean the Screen Actors Guild (SAG), American Federation of Television and Radio Artists (AFTRA), American Federation of Musicians (AFM), Directors Guild of America (DGA), Writers Guild of America (WGA), British Equity, Alliance of Canadian Cinema Television and Radio Artists (ACTRA), Directors Guild of Canada (DGC), American Society of Composers, Authors and Publishers (ASCAP), SESAC, Inc. (SESAC), Broadcast Music, Inc. (BMI) and all other applicable guilds, unions or collectives.

1.44         “Guild Assumption Agreements” shall mean the standard assumption agreements required by any Guild to be signed by Buyer or an Affiliate in connection with the acquisition of the Company.

1.45         “HMCER License” shall mean the license to be executed by Buyer and Seller in substantially the form attached hereto as Exhibit B.

1.46         “Income Tax” shall mean any tax imposed by any United States federal, state, local and foreign or other tax authority with respect to income, gross receipts, gains, profits or windfall profits.

1.47         “Indemnified Buyers” shall be as defined in Section 9.1.

1.48         “Indemnified Seller Parties” shall be as defined in Section 9.2.

1.49         “Intellectual Property” shall mean all of the following:  (i) registered and unregistered trademarks, service marks, names, slogans, logos, symbols, trade dress, and trade names, trademark and service mark applications, trademark and service mark registrations, and any and all goodwill symbolized thereby and associated therewith; (ii) patents, including, without limitation, reissues and reexamined patents, substitutes, divisions, continuations, continuations-in-part, renewals, extensions, patent disclosures and improvements thereto, and patent applications, whenever filed  and whenever issued, including, without limitation, all priority rights resulting from such applications, designs, formulas, ideas, concepts, methods, processes, discoveries, and inventions; (iii) computer software (in object code and source code), programs, systems, algorithms, menu structures, syntax, and applications, with the exception of commercially available, off-the-shelf software; (iv) trade secrets, information, and know-how; (v) registered and unregistered copyrights in all works, including, without limitation, all rights to distribute, reproduce and prepare derivative works, software programs, copyright registrations, copyright renewals, works of authorship, databases, copyright applications, and moral rights; (vi) domain names; (vii) any and all other intellectual property assets of any nature whatsoever; (viii) any copies and tangible embodiments thereof (in whatever form or medium); and (ix) any and all right (including the right to use), title, and interest in and to any and all of the foregoing, including, but not limited to the right to sue for past, present, and future infringement, misappropriation or dilution.

1.50         “IRS” shall mean the United States Internal Revenue Service.

1.51         “Liability” shall mean, with respect to any Person, any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, or guaranty of such Person of any kind, whether or not contingent, whether accrued or unaccrued, and whether or not the same is required by applicable GAAP to be accrued on the financial statements of such Person.

1.52         “License Agreements” shall mean those Contracts entered into by Seller or the Company, their Affiliates or by their predecessors in interest, (or any such Contracts of which Seller or the Company or their predecessors in interest is the assignee, transferee, or beneficiary of, in whole or in part), pursuant to which Seller or the Company or their predecessors in interest licensed, granted, conveyed, assigned, and/or transferred, in whole or in part, any rights in the Company Assets, to any Person.  Sale and Leaseback Transactions shall be treated as License Agreements regardless of when they were concluded.  For the avoidance of doubt, License Agreements shall not include the Bagbridge Agreement.

1.53         “Lien” shall mean any lien, encumbrance, pledge, mortgage, security interest, claim under bailment or storage contract.

1.54         “Literary Property” shall mean the literary and musical material upon which, in whole or in part, any Film is based, or which has been used or included in any Film, including, without limitation, the screenplay, and all other scripts, scenarios, stories, treatments, movies, outlines, titles, concepts, manuscripts, recorded music scores, soundtracks and lead sheets or other properties or materials of any kind or nature, in whatever state of completion and all drafts, versions and variations thereof.

1.55         “Losses” shall be as defined in Section 9.1.

1.56         “Material Contracts” shall be as defined in Section 4.11.

1.57         “Media” shall mean any and all forms of exhibition and delivery by every means, method, process, medium or device now or hereafter known, invented, contemplated or devised throughout the universe, including, without limitation:  theatrical, television, Internet, broadband and narrowband digital delivery, and Videogram (as defined below) exhibition, free (or over-the-air), cable and basic cable television, pay and subscription television, and community antenna systems, low and full power television, multi-point distribution systems, wire, fiber optics, microwave, Telstar-type, DBS, all other forms of satellite and relay television, so-called “interactive television,” video-on-demand, near-video-on-demand, high-definition television (HDTV) and any and all other kinds of open or closed circuit systems (as now or hereafter known).

1.58         “Participations and Residuals” means any (i) profit participation related to the Exploitation of any Film Rights and (ii) residual payments due to creative artists or Guilds on account of the Exploitation of the Film Rights, except for payments due in connection with music licensing contemplated in Section 4.14(a).

1.59         “Permitted Liens” shall mean (a) Liens for taxes or governmental assessments, charges or claims the payment of which is not yet due, or for Taxes the validity of which are being contested in good faith; (b) Liens of laboratories, carriers, warehousemen, mechanics, materialmen and other similar persons and other Liens imposed by applicable law, in each case, in respect to accounts due and owing prior to the Closing, incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith; (c) Liens securing executory obligations under any lease entered into through or arranged by Servicing Agent that constitutes an “operating lease” under GAAP; (d) Liens in favor of Guilds and their Affiliated pension and/or health plans for profit participations and residual costs, in each case, not yet due and payable; (e) customary Liens granted in the ordinary course to secure the rights granted a licensee under a License Agreement to which such licensee is a party; (f) Liens set forth in the agreements related to the Company Assets entered into through or arranged by Servicing Agent, access to which has been provided to Buyer; and (g) Liens granted in connection with the Sale and Leaseback Transactions.

1.60         “Person” shall mean an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Governmental Entity.

1.61         “Potential Change of Control” shall be as defined in Section 6.13(b).

1.62         “Post-Closing Period” shall mean any taxable period beginning after the Closing Date.

1.63         “Pre-2001 License Agreements” shall mean those License Agreements entered into by the predecessors in interest of the Company (or any such License Agreements of which the Company’s predecessors in interest were the assignees, transferees, or beneficiaries of, in whole or in part) prior to January 1, 2001 pursuant to which the Company’s predecessors in interest licensed, granted, conveyed, assigned, and/or transferred, in whole or in part, any rights in the Company Assets, to any Person.

1.64         “Pre-Closing Period” shall mean any taxable period ending on or before the Closing Date.

1.65         “Program License Agreements” shall mean (i) the Amended and Restated Program License Agreement dated January 1, 2001 and (ii) the Second Amended and Restated Program License Agreement dated January 1, 2005, in each case, between RHI Entertainment Distribution, LLC (f.k.a. Hallmark Entertainment Distribution, LLC) and Crown Media United States, LLC, and as amended from time to time.

1.66         “Purchase Price” shall be as defined in Section 3.1.

1.67         “Purchase Price Adjustment” shall be as defined in Section 3.2(a).

1.68         “Retained Liabilities” shall mean all Liabilities of the Company (excluding its Subsidiary Wayzgoose) as of the Closing Date other than those Liabilities relating to (i) the Company Assets arising prior to January 1, 2001 or after the Closing Date, or Liabilities incurred in the ordinary course of business pursuant to License Agreements arranged by Servicing Agent and entered into after April 30, 2006, (ii) Sale and Leaseback Transactions, (iii) the Pre-2001 License Agreements, (iv) those sales commissions described on Schedule 1.68 arising on account of revenues received after the Closing pursuant to Company License Agreements and (v) any trade payable or other current liabilities for which a purchase price adjustment is made pursuant to Section 3.2 (a) hereof.  Notwithstanding any provision to the contrary, Retained Liabilities shall include, (a) any Liability to pay any Participations and Residuals, including any penalties, interest, fees or other related Liabilities, related to any Film Rights where the event giving rise to such Liability occurs after January 1, 2001 but prior to the tenth anniversary of the Closing Date (regardless of when such Participations and Residuals are payable), so long as such Exploitation is pursuant to licenses (including the licenses granted pursuant to the License Agreements) or other contractual commitments granted by Seller, the Company, Buyer or one of their respective Affiliates, except that such Retained Liabilities shall not include Participations and Residuals related to the Pre-2001 License Agreements; (b) any Liability in, of or related to the Bagbridge Agreement, other than Sections 6.14(a), (b), (c) and (d) and Section 6.16 thereof, but including, without limitation, any Liability relating to the payment of any Participations and Residuals thereunder; and (c) any Liability with respect to Taxes incurred or imposed on or with respect to the Company, the Company Assets, Company License Agreements, or the income, properties or operations of the Company and its Subsidiaries for any Tax period (or portion thereof) ending on or before the Closing Date excluding Tax Liabilities relating to Sale and Leaseback Transactions; provided that Retained Liabilities shall not include any penalties, interest, fees, or other Liabilities resulting solely from Buyer’s failure to timely perform its obligations under Section 6.12.  For the avoidance of doubt, Retained Liabilities includes all Liabilities to Seller or its Affiliates or Hallmark Cards, Incorporated or its Subsidiaries.

1.69         “Retained Liabilities Assumption Agreement” shall mean an agreement in substantially the form attached hereto as Exhibit C, pursuant to which the Company will assign to Seller, and Seller will assume from the Company, the Retained Liabilities.

1.70         “Sale and Leaseback Rights” shall mean rights granted to or retained by third parties in connection with sale and leaseback and other financing transactions related to the Films.

1.71         “Sale and Leaseback Transactions” shall mean any agreement relating to Sale and Leaseback Rights and set forth on Schedule 1.71.

1.72         “Seller” shall be as defined in the preamble to this Agreement.

1.73         “Seller Disclosure Schedule” shall mean the schedules of Seller attached hereto.

1.74         “Seller’s Affiliated Group” shall mean any unitary, combined or consolidated group of which the Seller is a member for United States, federal, state or local tax purposes.

1.75         “Seller’s Indemnification Claim” shall be as defined in Section 9.1.

1.76         “Seller’s Knowledge” shall mean the actual knowledge of any of the persons set forth on Schedule 1.76.  The parties acknowledge that the sections of the Seller Disclosure Schedule listing information required by Sections 4.5, 4.11, 4.13, 4.14 4.15, 4.16 and 4.18 will be based primarily on information provided to Seller, the Company or their Affiliates by Servicing Agent and in such circumstances qualifications as to Seller’s Knowledge shall mean the persons on Schedule 1.76 have no actual knowledge of any inaccuracies regarding any such information provided by Servicing Agent, and such persons shall not have any implied duty to perform an independent verification of the accuracy of such information.

1.77         “Servicing Agent” means RHI Entertainment, LLC or any related Persons performing certain sales, marketing and other services in connection with the Films pursuant to that certain Library Services Agreement by and between Crown Media Holdings, Inc. and Hallmark Entertainment, Inc. (predecessor in interest to RHI Entertainment, LLC), dated as of September 28, 2001, as amended or extended from time to time.

1.78         “Straddle Period” shall mean any taxable period beginning before the Closing Date and ending after the Closing Date.

1.79         “Subsidiary” of any Person means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the Board of Directors or other Persons performing similar functions are at the time directly or indirectly owned or controlled by such Person or one or more Subsidiaries of such Person.

1.80         “Tax” or “Taxes” shall include all taxes imposed by any U.S. federal, state, local, foreign or other taxing authority, including all income, gross receipts, gains profits, windfall profits, gift, severance, ad valorem, capital, social security, unemployment disability, premium, recapture, credit, excise, property, commercial rent, sales, use, occupation, service, service use, leasing, leasing use, value added, transfer, payroll, employment, withholding, estimated, license, stamp, franchise or similar taxes of any kind whatsoever, including interest, penalties or additions thereto.

1.81         “Tax Contest” shall be as defined in Section 6.11(f).

1.82         “Tax Return” shall mean any report, return, documents, declaration or other information (and any supporting schedules or attachments thereto) required to be supplied to any taxing authority or jurisdiction with respect to Taxes (including any returns or reports filed on a consolidated, unitary, or combined basis).

1.83         Intentionally Omitted.

1.84         “Trademark Registrations” shall mean the trademark registrations with respect to the Films, both foreign and domestic, wherever the Films are licensed, distributed or otherwise exploited.

1.85         “Video-On-Demand Agreements” means the VOD License Agreement between Crown Media United States, LLC and Comcast Cable Communications, LLC, dated as of October 4, 2004 and any other similar agreements with third parties related to “video-on-demand” exhibition to the extent such agreements grant rights to the Films.

1.86         “Videogram” shall mean any and all forms of videocassette, DVD, CD-ROM, videodisc, video cartridge, audiovisual tape, or other similar device now known or hereafter devised and designed primarily (but not exclusively) for in-home exhibition by means of a VCR, DVD player or other playback device which causes a visual image (whether or not synchronized with sound) to be seen on the screen of a television receiver or any comparable device now known or hereafter devised.

1.87         “Warner Bros. License Agreement” shall mean the Distribution Agreement dated as of May 22, 2006 by and between Warner Bros. Domestic Cable Distribution (“Warner Bros.”) and the Company.

1.88         “Wayzgoose, Ltd.” shall be as defined in Section 4.1(c).

ARTICLE 2

PURCHASE AND SALE

2.1           Purchase and Sale of the Company.  Upon the terms and subject to conditions set forth in this Agreement, Seller shall at the Closing sell, assign, grant, convey and deliver to Buyer, and Buyer shall acquire from Seller with effect from the Closing, all of its right, title and interest in and to the Company free and clear of all Liens, except for Permitted Liens.

ARTICLE 3

PURCHASE PRICE AND PAYMENT

3.1           Purchase Price.  The full and complete consideration for the Seller’s interest in the Company shall be as follows (the “Purchase Price”):

(a)           At the Closing, Buyer shall pay to Seller $160.0 million (the “Cash Consideration”; provided that the Cash Consideration shall be subject to adjustment pursuant to Section 3.2) in United States dollars by wire transfer of immediately available funds to such account as Seller shall direct for the purchase of the Company.

(b)           At the Closing, Seller shall assign to Buyer all of Seller’s right, title and interest in the Company pursuant to the Assignment and Assumption Agreement and Buyer shall assume Seller’s obligations arising after the date of the Closing under the operating agreement of the Company.

3.2           Adjustment of Purchase Price.  (a)  The Purchase Price shall be adjusted in accordance with this Section 3.2 to the extent that (i)(A) the Accounts Receivable (including Accounts Receivable with respect to which payment has been received by the Servicing Agent but not remitted to Seller as of the Closing Date, but excluding Accounts Receivable related to Company License Agreements entered into on or after April 30, 2006), net only of an allowance for doubtful accounts, less (B) the amount of any cash received by Seller or the Company (and not paid to Buyer) related to Company License Agreements entered into on or after April 30, 2006, less (C) the amount of any trade payables or other current liabilities as of the Closing Date (the amount referred to in this clause (i), the “Adjusted Accounts Receivable”), differs from (ii) $16,535,000, which Seller and the Company represent was the balance of the Accounts Receivable as of April 30, 2006 (excluding receivables attributable to non-United States Film licensee fees) determined in accordance with the procedures set forth on Schedule 3.2(b) attached hereto (the amount referred to in this clause (ii), the “Baseline”).

(b)           No later than 5 days prior to the Closing Date, Seller shall prepare, or cause to be prepared, and deliver to Buyer an estimated statement of the Adjusted Accounts Receivable (the “Estimated A/R Statement”), which shall include an estimate of the Adjusted Accounts Receivable (the “Estimated Adjusted Accounts Receivable”).  The Estimated A/R Statement shall be prepared in accordance with Section 3.2(a) and the procedures set forth on Schedule 3.2(b) attached hereto and shall be based on the accounts receivable report prepared in the ordinary course of business of the Company as of the last day of the calendar month immediately preceding the tenth day prior to the Closing Date.  If the Estimated Adjusted

Accounts Receivable is less than the Baseline, then the Purchase Price shall be reduced by an amount equal to such difference.  If the Estimated Adjusted Accounts Receivable exceeds the Baseline, then the Purchase Price shall be increased by an amount equal to such excess.

(c)           No later than 60 days following the Closing Date, Buyer shall prepare, or cause to be prepared, and deliver to Seller a final statement of the Adjusted Accounts Receivable (the “A/R Statement”).  The A/R Statement shall be prepared in accordance with Section 3.2(a) and the procedures set forth on Schedule 3.2(b) attached hereto.  Seller shall provide Buyer and its advisors reasonable access to the books and records of Seller in connection with the preparation of the A/R Statement.  Upon receipt of the A/R Statement, Seller shall have 30 days following the receipt thereof to review such statement and, in connection therewith, Seller shall have full access (during normal business hours and without disruption to the operations of the Company) to the Buyer’s and the Company’s officers, employees, accountants and other representatives and the books and records reasonably related to the A/R Statement calculation.  If as a result of such review, Seller disagrees with Buyer’s final A/R Statement, Seller shall deliver to Buyer a written notice of disagreement (a “Dispute Notice”) prior to the expiration of the 30 day review period, setting forth the basis for such dispute in reasonable detail.  If Seller does not deliver a Dispute Notice within such 30 day period, then the A/R Statement as of the Closing Date shall be final and binding on Buyer and Seller.

(d)           If Seller delivers a Dispute Notice to Buyer in a timely manner, then, notwithstanding anything to the contrary set forth in Section 10.3, Buyer and Seller shall attempt in good faith to resolve such dispute within 30 days from the date of such Dispute Notice.  Such negotiations shall be conducted by managers or executive officers of each party who have authorization to resolve such dispute.  If Buyer and Seller cannot reach agreement within such 30 days period, then, such dispute will be submitted for resolution to a nationally recognized accounting firm (the “Accounting Firm”) mutually agreed upon by both parties, if and to the extent that such Accounting Firm agrees to resolve the dispute without conducting an audit or preparing an attest report.  The parties shall share equally the cost of the Accounting Firm.  In the event that the parties cannot find an Accounting Firm willing to resolve the dispute in accordance with the foregoing procedures within 15 days, then such dispute will be subject to mediation and, if necessary, submitted to final and binding arbitration, pursuant to Section 10.3  of this Agreement.

(e)           If, pursuant to clauses (c) or (d) of this Section 3.2, it is finally determined that the Adjusted Accounts Receivable was less than the Estimated Adjusted Accounts Receivable, then Seller shall, within 10 business days from the date of such final determination, pay to the Buyer the amount equal to such difference, together with interest thereon at the rate of 10% per annum from the Closing Date to the date of payment, such cash payment to be made by wire transfer of immediately available funds to such bank account as Buyer may designate (or, in the absence of any such designation, by corporate check delivered to Buyer).

(f)            If, pursuant to clauses (c) or (d) of this Section 3.2, it is finally determined that the Adjusted Accounts Receivable was greater than the Estimated Adjusted Accounts Receivable, then Buyer shall, within 10 business days of the date of such final determination, pay to Seller, the amount equal to such difference, together with interest thereon at the rate of 10% per annum from the Closing Date to the date of payment, such cash payment to be made by wire transfer of immediately available funds to such bank account as Seller may designate (or in the absence of such designation, by corporate check delivered to Seller).

3.3           Allocation of Purchase Price.  Buyer shall prepare a proposed allocation of the total consideration among the assets of the Company as soon as practicable after Closing and Seller shall have the right to review and make reasonable comments on such proposed allocation.  Buyer and Seller shall (except as may be required by a “determination” within the meaning of Section 1313(a) of the Code or any similar state, local or foreign Tax law) (i) report the allocation of the total consideration among the assets of the Company in accordance with the allocation made pursuant to this Section 3.3 and (ii) act in accordance with such allocation (x) in the preparation and filing of all Tax Returns (including filing any forms or statements required by the Code, Treasury Regulations, the IRS or any applicable state or local Tax authority) and (y) in the course of any Tax proceeding.  Buyer and Seller shall promptly inform one another of any challenge by any Governmental Entity to the allocation made pursuant to this Section 3.3 after the Closing and agree to consult and keep one another informed with respect to the status of, and any discussion, proposal or submission with respect to, such challenge.

3.4           Sales Tax.  Buyer shall be liable for, and timely pay any sales, transfer, stamp, stock transfer, use, real property, goods and services and similar Taxes that are payable in connection with the purchase of all of Seller’s right, title and interest in and to the Company by Buyer pursuant to this Agreement.  Buyer and Seller shall cooperate in timely making all filings, returns, reports and forms as may be required in connection with the payment of such Taxes.  Seller and Buyer, as appropriate, shall execute and deliver all instruments and certificates necessary to enable the other to comply with any filing requirements and/or laws relating to such Taxes.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER AND THE COMPANY

Except as disclosed in the Seller Disclosure Schedule, Seller and the Company hereby represent and warrant to Buyer as follows:

4.1           Organization and Qualification.

(a)           Crown Media Holdings, Inc. is a corporation duly formed, validly existing and in good standing under the laws of the state of Delaware and has all requisite corporate power and authority to carry on its business as it is now being conducted as and where the business is located.

(b)           CM Intermediary, LLC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to own, license and dispose of its assets and to carry on its business as it is now being conducted as and where the business is located.

(c)           The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to own, license and dispose of its assets and to carry on its business as it is now being conducted as and where the business is located. The Company does not have any Subsidiaries or otherwise hold any equity interests in other entities other than an interest in Wayzgoose Concerts Services B.V., a wholly-owned Subsidiary of the Company (“Wayzgoose”).  Neither the Company nor any Seller has ever caused Wayzgoose to conduct any business or incur any Liability except at the express direction of Servicing Agent.

4.2           Authorization and Validity of Agreement.  Each of Seller and the Company has all requisite power and authority to execute and deliver this Agreement and to carry out and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  The execution, delivery and performance by Seller and the Company of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary action of Seller and the Company and no other action on the part of Seller or the Company is necessary for the authorization, execution, delivery or performance by Seller or the Company of this Agreement and the consummation of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Seller and the Company and, assuming the due authorization, execution and delivery by Buyer, constitutes the valid and binding obligation of Seller and the Company, enforceable against Seller and the Company in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

4.3           No Undisclosed Liabilities.  Except for Liabilities and obligations set forth on Schedule 1.64 or incurred in the ordinary course of business pursuant to Film Agreements, License Agreements or other agreements, in each case, where the Servicing Agent was involved in the negotiation or drafting of such agreement (including obligations to pay sales commissions on account of revenues received after the Closing pursuant to Company License Agreements), the Company has no Liabilities or obligations.

4.4           No Violation; Consents and Approvals.  (a)  Neither the execution and delivery of this Agreement by Seller or the Company, nor the consummation of the transactions contemplated hereby, do or would after the giving of notice or the lapse of time or both, (i) violate, conflict with, result in a breach of, or constitute a default under, the certificate of formation or other similar governing documents of Seller or the Company or any U.S. federal, state or local court or administrative order or process, or any agreement, Contract, or other instrument, to which Seller or the Company is a party or by which the Company’s assets are subject or bound; (ii) violate or conflict with any U.S. federal, state or local law, statute or regulation; (iii) result in the creation or vesting of any right of payment to any third party, or give any party the right to create, any Lien upon the assets of the Company; (iv) terminate or give any party the right to terminate, amend, abandon or refuse to perform any agreement or Contract to which the Company’s assets are subject or bound; or (v) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms under which, any party is to perform any duties or obligations or receive any rights or benefits under any agreement or Contract affecting the Company’s assets.

(b)           Except for the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, all consents, approvals, authorizations and other requirements prescribed by law, rule or regulation which must be obtained or satisfied by Seller or the Company and that are necessary for the execution and delivery by Seller and the Company of this Agreement and the consummation of the transactions contemplated by this Agreement have been obtained and satisfied, other than as would not reasonably be expected to have a material adverse effect on the assets or liabilities of the Company or the ability of Seller or the Company to consummate the transactions contemplated herein.

4.5           Legal Proceedings.  There are no, nor have there been during the three years ending on the date of this Agreement any suits, actions, claims received directly by Sellers or the Company or litigation, or legal, administrative, arbitration, mediation or other proceedings or governmental investigations or inquiries, past, current, pending or, to Seller’s Knowledge, threatened against the Company (other than Guild claims or audits in the ordinary course of business, notice of which was given to Servicing Agent) or that challenges the Seller’s or the Company’s ability to consummate the transactions contemplated hereby, nor is there any judgment, decree, injunction, ruling, award, order or writ of any Governmental Entity or other Person outstanding against or binding upon the Company or to the Seller’s Knowledge, relating to the Company Assets, or otherwise affecting the ability of Seller or the Company to consummate the transactions contemplated hereby.  Neither the Seller nor the Company is subject to, or in default under, any judgment, order, injunction or decree of any Governmental Entity in respect of the Company Assets which would have a material adverse effect on the Company’s ability to exploit, license, assign, transfer, sell or otherwise deal with the Company Assets following the Closing.

4.6           Compliance with Applicable Laws.  Seller and the Company are, and at all times during the three years ending on the date of this Agreement have been, in compliance with all laws, statutes, ordinances, rules, regulations and orders of all Governmental Entities applicable to the Company and the Company Assets, except for such non-compliance as would not be material to the Company or the Company Assets as a whole.

4.7           Absence of Certain Changes.  From April 30, 2006 through the date hereof, and except as otherwise contemplated by this Agreement, and except as set forth in Schedule 4.7, the business of the Company has been conducted only in the ordinary course, consistent with past practice, and:

(a)           the Company has not suffered any material change in its assets, including, but not limited to, the Company Assets, or Liabilities;

(b)           the Company has not, through the date hereof declared, paid or set aside for payment any distribution in respect of its equity interests or redeemed, purchased or otherwise acquired, directly or indirectly, any equity interests of the Company;

(c)           the Company has not made any sale, disposal or transfer of any assets, including, but not limited to, the Company Assets, by way of the execution of any Company License Agreement or otherwise, except pursuant to agreements in which the Servicing Agent was involved in the negotiation or drafting of such agreement;

(d)           the Company has not, except in the ordinary course of business consistent with past practice, amended or waived any material right under, or terminated, any Material Contract;

(e)           the Company has not incurred any capital expenditures; and

(f)            the Company has not entered into any agreement, Contract, commitment or arrangement to do any of the foregoing.

4.8           Employees.  The Company does not have, and has never had, any employees.

4.9           Real Property.  The Company does not, and has never, owned or leased any real property.

4.10         Taxes.  (a)  All material Tax Returns required to be filed on or before the Closing Date by or on behalf of the Company (and with respect to the income, properties or operations of the Company and each of its Subsidiaries) and with respect to Seller’s interest in the Company have been timely filed (taking into account extensions of time approved by the appropriate taxing authority) and all such Tax Returns are true, complete and correct in all material respects; (b) all material Taxes due and payable or required to be deducted or withheld by or with respect to the Company (and with respect to the income, properties or operations of the Company and each of its Subsidiaries) and with respect to Seller’s interest in the Company have been timely deducted, withheld or paid; (c) there are no Tax Liens, whether imposed by any U.S. federal, state, county, municipal or foreign taxing authority, outstanding against the Company, or any of the assets of the Company or any of its Subsidiaries, except for Permitted Liens; (d) except as set forth on Schedule 4.10, none of the Company or any of its Subsidiaries has waived any statute of limitations with respect to Taxes which waiver remains in effect; (e) except as set forth on Schedule 4.10, there are no pending (or threatened in writing) audits, examinations, investigations or other proceedings in respect of material Taxes or material Tax Returns of the Company or any of its Subsidiaries (or with respect to the income, properties or operations of any of them); (f) neither the Company nor any of its Subsidiaries is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that would not be deductible under Section 280G of the Code (or substantially similar provision under foreign law); (g) neither the Company nor any of its Subsidiaries is a party to or bound by any tax allocation or sharing agreement; (h) the Company and its Subsidiaries hold no “United States real property interests” within the meaning of Section 897(c) of the Code; (i) the Company is a “disregarded entity” for United States federal income tax purposes and is wholly-owned by CM Intermediary, LLC; (j) all Tax Returns, examination reports and statements of deficiencies assessed with respect to the Company and its Subsidiaries (and with respect to the income, properties or operations of the Company or any of its Subsidiaries) made available to Buyer are correct and complete; and (k) there has been no sale or transfer (including by way of liquidation) of any tangible material assets, and no assumption of material liabilities in connection with any sale or transfer of tangible assets, (excluding any licensing of films in the ordinary course of business) owned directly or indirectly by the Company or any of its Subsidiaries during the taxable year of 2006, excluding any sale or transfer for which any applicable sales or transfer (or similar) taxes have already been paid and excluding any sale or transfer occurring or deemed to occur as a result of this Agreement.

4.11         Contracts.  To Seller’s Knowledge: (i) an accurate, complete and up-to-date list of all material Contracts to which the Company is a party (whether or not related to the Company Assets) is set out on Schedule 4.11(a); (ii) an accurate, complete and up-to-date list of all Company License Agreements is set out on Schedule 4.11(b); and (iii) an accurate, complete and up-to-date list of all Pre-2001 License Agreements is set out on Schedule 4.11(c).  Together, these material agreements, Company License Agreements and Pre-2001 License Agreements are defined herein as the “Material Contracts”.  To Seller’s Knowledge, each Material Contract is a valid and legally binding obligation of the Company and any counterparty thereto, and is in full force and effect.  To Seller’s Knowledge, all material obligations required to be performed under the Material Contracts as of the date hereof by the Company have been performed, and neither the Company nor any other party to any Material Contract is in default in any material respect under the terms thereof.  To Seller’s Knowledge, there are no, nor have there been any, material breaches or defaults under any Material Contract to which the Company is a party, by which the Company is bound, or pursuant to which the Company has any rights, by the Company or by any other party thereto, which could result in any counterparty to such Material Contract becoming entitled to any damages or giving rise to any right of termination. As of the date hereof, none of Seller, the Company or any of their Subsidiaries has received any written notice of termination of any Material Contract nor, to Seller’s Knowledge, are there any pending or threatened notices of termination by any party to any Material Contract. To Seller’s Knowledge, each Material Contract is in full force and effect in all material respects and upon consummation of the transactions contemplated hereby, will continue to be legal, valid, and binding and in full force and effect on terms identical to those in effect immediately prior to the consummation of the transactions contemplated hereby.  No action, claim, suit, proceeding, or investigation is pending or, to Seller’s Knowledge, is being or has been threatened nor has any claim or demand been made, which challenges the legality, validity, or enforceability of any such Material Contract.  Without limiting the foregoing, to the extent reflected in all relevant information provided by Buyer or its Affiliates, all amounts due and owing on the date hereof with respect to (i) profit participations related to any Film Rights and the Bagbridge Rights based upon licenses (including the licenses granted pursuant to the License Agreements) or other contractual commitments and (ii) residual costs due to creative artists or Guilds for the Exploitation of Film Rights and the Bagbridge Rights based upon licenses (including the licenses granted pursuant to the License Agreements) or other contractual commitments, in each case, have been paid in full.

4.12         Liens.  The Company’s assets transferred hereunder are, and shall be at the Closing, free and clear of any and all Liens, other than Permitted Liens.

4.13         Film Properties.  To Seller’s Knowledge, Schedule 4.13 sets forth a true, correct and complete list of the locations of all of the Film Properties, the location and the parties and laboratories with whom the Film Properties are deposited or kept and indicates whether such Film Properties are owned by the Company and, where not owned by the Company, what rights of access Seller has thereto.  The Company has not sold, assigned, leased, licensed, granted, mortgaged, pledged, subjected to any Lien or otherwise conveyed, transferred or disposed of any of the Film Rights to any Person other than pursuant to the Company License Agreements and none of the Company License Agreements were entered into by Seller or one of its Affiliates on or after April 30, 2006.

4.14         Music Rights.  To Seller’s Knowledge, the small performance rights in the music contained in the Films are either:  (a) controlled by and available for licensing from ASCAP, BMI, SESAC or similar music performance rights societies; (b) in the public domain; or (c) controlled by Seller or the Company and not available for licensing through the music performance rights societies (in which case such small performance rights controlled by Seller shall be deemed licensed to the Company hereby by way of irrevocable, perpetual, royalty-free, fully-paid up, worldwide license to use such music for the purpose of Exploiting the Film Rights.)

4.15         Availabilities of Group A Films.

(a)           To Seller’s Knowledge, Schedule 4.15(a) sets forth a true, accurate and complete list of the following rights by title with respect to all of the Group A Films: (i) the availability (whether sold or not sold) of pay television rights, free television rights, and videogram rights; (ii) if such rights are not currently available for Exploitation in the categories set out in the preceding clause (i), either the current customer, if the duration of rights granted is co-terminous with Company’s duration of ownership or control of such rights, or, the customer for the final sale made by the Company (any intervening customers are set forth in the ‘Detailed Windows’ of this schedule); (iii) whether the sale is exclusive or non-exclusive; (iv) when such customer’s rights expire; and (v) the expiration date of the Film Rights (the “Group A Availabilities Schedule”). To Seller’s knowledge, the Group A Films will be available for Exploitation by the Company as indicated in the Group A Availabilities Schedule, and all such rights will be available for assignment or transfer by the Company to third parties after the Closing.  Buyer acknowledges certain Group A Films have limited or no available distribution rights as identified in the Group A Availabilities Schedule.  To Seller’s Knowledge, there are no material limitations on the Exploitation of the Group A Films set forth in the Group A Availabilities Schedule other than as set forth therein or pursuant to any License Agreement.

(b)           To Seller’s Knowledge, Schedule 4.15(b) sets forth a true, complete and correct list of the profit participants related to the Group A Films.

4.16         Quality of Film Properties.  To Seller’s Knowledge, (a) there are sufficient Film Properties relating to the Group A Films which are of suitable technical quality to create copies of the Group A Films for Exploitation by major television exhibitors and Videogram companies at the present time in conventional 525 NTSC television formats and (b)  Seller has in its possession, or has access pursuant to written agreements with laboratories, or otherwise, sufficient materials relating to each Group A Film to enable Buyer to manufacture one-inch, D3 or Beta format NTSC Videograms to exercise the Film Rights.  Each Group A Film is completed and ready for exhibition and distribution for use by the Company as set forth in the Group A Availabilities Schedule.

4.17         Brokers.  Except for Salem Partners LLC, none of Seller or any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the sale of the Company or related transactions contemplated by this Agreement.  Seller or a Subsidiary of Seller, as applicable, shall be solely liable for all fees, commissions and/or finder’s fees payable or owing (whether demanded or not) to Salem Partners LLC except for matters where Buyer or its Affiliates have separately engaged Salem Partners LLC.

4.18         Intellectual Property.  The Company owns exclusively and solely, or has the valid right and title to use, and has good and marketable title to all of the Film Rights, free and clear of all Liens (except Permitted Liens).  To Seller’s Knowledge, use of the Film Rights has not violated or infringed upon or interfered with, and is not currently violating or infringing upon or interfering with, third party-owned Intellectual Property.  To Seller’s Knowledge, no Person is violating or infringing upon or interfering with, or has violated or infringed upon or interfered with at any time, any Film Rights.  No Intellectual Property other than the Film Rights is required by Buyer to exploit the Films and make the Films available as provided in Schedule 4.15(a), except to the extent limited by the Bagbridge Rights.

4.19         Ownership by the Company; No Inconsistent Actions.  Except (a) with respect to transfers directly or indirectly to the Company, (b) pursuant to the Bagbridge Agreement, (c) pursuant to agreements in which the Servicing Agent was involved in negotiation or drafting of such agreement or (d) as set forth on Schedule 4.19,(1) neither Seller nor the Company has taken any action, that has resulted, or may result in (i) the disposition of or encumbrance on any asset acquired pursuant to the 2001 Purchase Agreement or (ii) the execution or termination of any Contract or any amendment thereto or waiver of any provision thereof.  The Company, and not Seller or its Affiliates (other than the Company), holds the Company Assets.

(1)             This would be where the “video on demand” rights, scope and the Warner Bros. agreement would be listed.

4.20         Bagbridge Agreement.  Sellers have provided Bagbridge Limited with copies of all License Agreements and extracts of Excluded License Agreements and Excluded Preexisting HEI License Agreements (each as defined in the Bagbridge Agreement) in the possession of Seller or its Affiliates.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

5.1           Organization and Qualification.  Buyer is duly organized, validly existing and in good standing under its jurisdiction of formation.

5.2           Authorization and Validity of Agreement.  Buyer has all requisite corporate power and authority to execute this Agreement and to carry out and perform its obligations under this Agreement, subject to the terms of this Agreement, and to consummate the transactions contemplated hereby.  The execution, delivery and performance by Buyer of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary action of Buyer and no other corporate action on the part of

Buyer is necessary for the authorization, execution, delivery or performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery by Seller, constitutes the valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.

5.3           No Violation; Consents and Approvals.  (a)  Neither the execution and delivery of this Agreement by Buyer nor the consummation of the transactions contemplated hereby, do or would after the giving of notice or the lapse of time or both (i) violate, conflict with, result in a breach of, or constitute a default under, the certificate of incorporation or bylaws of Buyer, or any U.S. federal, state, or local court or administrative order or process, or any agreement, Contract, or other instrument, to which Buyer is a party or by which Buyer (or any of its rights, properties or assets) is subject or bound or (ii) violate or conflict with, any U.S. federal, state or local law, statute or regulation, except in the case of (i) and (ii), as would not reasonably be expected to have a Buyer Material Adverse Effect.

(b)           Except for the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, all consents, approvals, authorizations and other requirements prescribed by any law, rule or regulation which must be obtained or satisfied by Buyer and that are necessary for the execution and delivery by Buyer of this Agreement and, subject to the terms of this Agreement, the consummation of the transactions contemplated by this Agreement have been obtained and satisfied, other than (i) as required under the antitrust, trade regulation or competition laws of any jurisdiction or (ii) as would not reasonably be expected to have a Buyer Material Adverse Effect or would not prevent the consummation of the transactions contemplated by this Agreement.

5.4           Financing Commitment Letters.   Attached hereto as Exhibit D is the commitment letter delivered to Buyer for the proposed debt financing of the transactions contemplated hereby, which letter is in full force and effect and has not been amended or rescinded.  Buyer has an equity commitment for the financing of the transactions contemplated hereby as reflected in the letter attached hereto as Exhibit E, which equity commitment letter is in full force and effect and has not been amended or rescinded.

ARTICLE 6

COVENANTS

6.1           Access to Information.  (a)  Subject to the Confidentiality Agreement, Seller and the Company agree to provide Buyer and Buyer’s officers, directors, employees, accountants, counsel, financial advisors, agents and other representatives, from time to time prior to the Closing Date or the termination of this Agreement, such information as Buyer shall reasonably request with respect to the Company and the directors and employees of the Company and the Company shall give reasonably promptly all such information and explanations as Buyer or any of Buyer’s officers, directors, employees, accountants, counsel, financial advisors, agents and other representatives may reasonably request.  Except as required by law, Buyer shall hold, and shall cause Buyer’s Affiliates and officers, directors, employees, accountants, counsel, financial advisors, agents and other representatives to hold, any non-public information received from Seller or the Company, directly or indirectly, in accordance with the Confidentiality Agreement.

(b)           Seller and the Company shall reasonably cooperate with Buyer with respect to the financing Buyer desires to obtain in connection with the transactions contemplated hereby, including, but not limited to, allowing Buyer access to information regarding the Company, including Material Contracts.

6.2           Information.  Each party hereto undertakes to the other parties that it will disclose promptly in writing to the other parties any matter or thing which may arise or become known after the date of this Agreement which is inconsistent with any representations or warranties set out in Articles 4 and 5 and which might reasonably be expected to result in a failure of a condition to Closing set out in Article 7 to be satisfied or a claim or series of claims under the covenants of Article 9. Any such notice or update to any Schedule to this Agreement shall not affect the rights of any party hereunder.

6.3           Operations in the Ordinary Course of Business.  From the date hereof through the Closing Date, except as otherwise contemplated by this Agreement, the Company shall, and Seller shall cause the Company to, conduct its business in the usual course and in such manner as to ensure that no act or event shall occur prior to the Closing Date which would reasonably be expected to result in a breach of the representations and warranties set out in Article 4.  Without limiting the foregoing, Seller shall prepare, or shall cause to be prepared, the financial information of the Company as needed to compile the Estimated A/R Statement and determine the Estimated Adjusted Accounts Receivable as contemplated by Section 3.2(b).

6.4           Forbearance by Seller.  From the date hereof through the Closing Date, except as otherwise contemplated by this Agreement, the Company shall not, and Seller shall cause the Company not to, without the prior written consent of Buyer:

(a)           sell, assign, lease, license, grant, mortgage, pledge, subject to any Lien or otherwise convey, transfer or dispose of any of the Company Assets or enter into any agreement to do any of the foregoing;

(b)           enter into, amend, modify, terminate, cancel or extend any Material Contract (including License Agreements or further Contracts that could be considered License Agreements);

(c)           waive or release any rights, or cancel, compromise, release or assign any claims held by Seller, except in the ordinary course of business;

(d)           incur any capital expenditures;

(e)           change any financial accounting methods, principles or practices, except insofar as may be required by a change in GAAP; and

(f)            authorize or commit or agree to do any of the things described in clauses (a) through (e).

6.5           Operation of Business.  From the date hereof through the Closing Date, the Company shall, and Seller shall cause the Company to, conduct its business in all material respects in accordance with all applicable legal and administrative requirements in any jurisdiction.  Without limiting the foregoing, the Company shall, and Seller shall cause the Company to, promptly pay all amounts due and owing in respect of (i) profit participations related to any Film Rights and the Bagbridge Rights based upon licenses (including the licenses granted pursuant to the License Agreements) or other contractual commitments and (ii) residual costs due to creative artists or Guilds for the Exploitation of Film Rights and the Bagbridge Rights based upon licenses (including the licenses granted pursuant to the License Agreements) or other contractual commitments, in each case, as and when such amounts become due and owing, as reflected in information, of the same nature as described in Section 6.12, necessary to pay such profit participations and residuals and provided to the Company or Seller by Buyer or Servicing Agent.

6.6           Notification of Claims.  From the date hereof through the Closing Date, the Company and Seller shall, as promptly as practicable, notify Buyer of the commencement or threatened commencement of any material lawsuits, claims, proceedings or investigations against Seller or the Company affecting the Company or the Company Assets, or seeking to enjoin the transactions contemplated herein; and, Buyer shall, as promptly as practicable, notify the Company and Seller of the commencement or threatened commencement of any material lawsuits, claims, proceedings or investigations against Buyer affecting the Company or the Company Assets, or seeking to enjoin the transactions contemplated herein.

6.7           Regulatory Consents, Authorizations, etc.  From the date hereof through the Closing Date, (a)  each of the parties hereto shall use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to (i) promptly make all registrations and filings with, and obtain all necessary or advisable actions or non-actions, waivers, consents and approvals from, all Governmental Entities and take all steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, a Governmental Entity; and (ii) defend any legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any order, stay or temporary restraining order or preliminary or permanent injunction entered by any Governmental Entity vacated or reversed.

(b)           From the date hereof through the Closing Date, each party shall keep the other party reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other party with copies of notices or other communications received by such party or by any of its Affiliates from any third party and/or any Governmental Entity with respect to the transactions contemplated hereby. Each party shall promptly furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with the foregoing and shall promptly provide counsel for the other party with copies of all filings made by such party, and all correspondence between such party (and its advisors) with any Governmental Entity and any other information supplied by such party and its Affiliates to a Governmental Entity in connection herewith and the transactions contemplated hereby; provided, however, that each party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party as “outside counsel only,” and materials may be redacted (i) to remove references concerning the valuation of the Company Assets and (ii) as necessary to comply with applicable contractual arrangements.  Materials designated as for “outside counsel only” and the information contained therein shall be given only to the outside legal counsel of the receiving party and shall not be disclosed by such outside counsel to employees, officers or directors of the receiving party unless express permission is obtained in advance from the disclosing party or its legal counsel.  Each party shall, subject to applicable Law, permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of such party in connection with, any proposed written communication to any Governmental Entity.  Each party agrees not to participate, or to permit its Affiliates to participate, in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection herewith and the transactions contemplated hereby unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.  None of the parties hereto shall take or omit to take any action for the purpose of delaying, impairing or impeding the receipt of any required consent, authorization, order or approval or the making of any required filing or registration.

6.8           No Inconsistent Action.  From the date hereof through the Closing Date, each party hereto shall use its commercially reasonable efforts to consummate the transactions contemplated by this Agreement and shall not take any action inconsistent with its obligations hereunder or which could hinder or delay the consummation of the transactions contemplated hereby.

6.9           Right of Access.  Following the Closing, (i) Buyer agrees to and agrees to cause the Company to make available to Seller from time to time, and upon Seller’s reasonable request therefor, all agreements, assignments and other documents relating to the Company or the Company Assets as Seller may reasonably require for the purpose of responding to or addressing legal issues that arise with respect to the Company or the Company Assets and that involve the Seller, and for any other reason which Buyer reasonably believes warrants access to such agreements, assignments and other documents, and (ii) Sellers agree to make available to Buyer from time to time, and upon Buyer’s reasonable request therefor, all agreements, assignments and other documents relating to the Company or the Company Assets still in the possession of Sellers as Buyer may reasonably require for the purpose of responding to or addressing legal issues that arise with respect to the Company or the Company Assets, determining whether payments under Company License Agreements have been inadvertently made to Seller as contemplated by Section 6.14 and for any other reason which Seller reasonably believes warrants access to such agreements, assignments and other documents.

6.10         No Additional Representations.  Buyer acknowledges that it and its representatives have received access to such books and records, facilities, equipment, contracts and other assets of Seller which it and its representatives have desired or requested to review, and that it and its representatives have had full opportunity to meet with the management of Seller to discuss the Company or the Company Assets.  Buyer acknowledges that (a) should the Closing occur, Buyer shall acquire the Company and the Company Assets in an “as is” condition and on a “where is” basis, except as expressly represented or warranted in this Agreement (which includes the Schedules hereto); (b) neither Seller nor any other Person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Company or the Company Assets furnished or made available to Buyer and its representatives except as expressly set forth in this Agreement (which includes the Schedules hereto) and (c) except as contemplated hereby, neither Seller nor any other Person shall have or be subject to any liability to Buyer or any other Person resulting from Seller’s making available to Buyer or Buyer’s use of any such information, including the presentation materials delivered to Buyer by Salem Partners, LLC and dated July, 2006, as subsequently updated, supplemented or amended (the “Confidential Memorandum”) or any information, documents or material made available to Buyer in certain “data rooms,” other management presentations (formal or informal) or in any other form in connection with the transactions contemplated hereby.  Without limiting the foregoing, except for the representations and warranties set forth herein, Seller makes no representation or warranty to Buyer with respect to (x) the information set forth in the Confidential Memorandum or (y) any financial projection or forecast relating to Seller, the Company or the Company Assets, whether or not included in the Confidential Memorandum.

6.11         Tax Matters.

(a)           Cooperation and Exchange of Information.  Seller and Buyer shall provide each other with such assistance and information as may reasonably be requested by each of them in connection with (i) the preparation of any Tax Returns required to be filed (x) by the Company and its Subsidiaries (or with respect to the income, properties or operations of the Company or any of its Subsidiaries) or (y) with respect to ownership interests of the Company and (ii) any audit or other examination by any Tax authority or any judicial or administrative proceedings relating to such Tax Returns.  Seller, Buyer and the Company and any of its Subsidiaries, as applicable, shall retain for the full period of any statute of limitations (including any extensions) all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the Company and its Subsidiaries for all Pre-Closing Periods and Straddle Periods, and shall provide to each other, any records or information reasonably requested in connection with the preparation of such Tax Returns or any audit, examination or proceeding relating to such Tax Returns.

(b)           Tax Returns.  (i) Seller shall prepare and file (or cause to be prepared and filed) in a timely manner all Tax Returns of the Company and its Subsidiaries (and with respect to the income, properties or operations of the Company and its Subsidiaries) for any Pre-Closing Period other than all such Tax Returns that are due after the Closing Date.  Seller shall prepare such Tax Returns, and each item thereon shall be treated, in a manner consistent with past practices employed by the Company and its Subsidiaries, as appropriate, unless otherwise required by law, and Buyer shall have the right to review and comment on such Tax Returns in a reasonable manner; provided, however, that for the avoidance of doubt the foregoing shall not apply to any Tax Returns of Seller’s Affiliated Group. (ii) Buyer shall prepare and file (or cause to be prepared and filed) in a timely manner all Tax Returns required to be filed by the Company and any of its Subsidiaries (and with respect to the income, properties or operations of the Company and its Subsidiaries, other than such income or operation that is includable in any Tax Return of Seller or Seller’s Affiliated Group) for any Pre-Closing Period that are due after the

Closing Date and for any Straddle Period.  The rest of this Section 6.11(b)(ii) shall apply only if Seller is at least partially liable for payment of Taxes shown on such Tax Returns (and Buyer requests payment of such Taxes from Seller) under provisions of Section 6.11(c).  Buyer shall prepare such Tax Returns, and each item thereon shall be treated, in a manner consistent with past practices employed by the Company and its Subsidiaries, as appropriate, unless otherwise required by law or such past practice is unreasonable.  Buyer shall provide Seller with a copy of such completed Tax Return (and, in the case of any Tax Return for a Straddle Period, a statement certifying the amount of Tax shown on such Tax Return that is allocable to Seller in accordance with Section 6.11(g) hereof), together with appropriate supporting information and schedules, at least 20 business days prior to the due date (including any extension thereof) for the filing of such Tax Return.  Seller shall have the right to review and comment on such Tax Returns prior to the filing thereof.  In the case of any Tax Return for a Pre-Closing Period, Buyer shall make any changes reasonably requested by Seller with respect to any such Tax Return.  No Tax Return for a Pre-Closing Period shall be filed without Seller’s prior written approval (which approval shall not be unreasonably withheld, conditioned or delayed).  (iii) Buyer shall prepare and file (or cause to be prepared and filed) in a timely manner all Tax Returns of the Company and any of its Subsidiaries (and with respect to the income, properties or operations of the Company and its Subsidiaries) for any Post-Closing Period.

(c)           Tax Payments.  (i) Seller shall pay (or cause to be paid) to the relevant Tax authority all Taxes shown on Tax Returns required to be filed by Seller pursuant to Section 6.11(b)(i) hereof on or prior to the due date for payment thereof.  (ii) Buyer shall pay (or cause to be paid) to the relevant Tax authority all Taxes shown on Tax Returns required to be filed by Buyer pursuant to Section 6.11(b)(ii) hereof on or prior to the due date for payment thereof.  Seller shall remit to Buyer (x) the amount of such Taxes, in the case of Pre-Closing Periods or (y) the portion of such Taxes that is allocable to the portion of the period ending on the Closing Date in accordance with Section 6.11(g) hereof, in the case of Straddle Periods.  Payment of such amounts shall be made to Buyer in immediately available funds at least two business days before the date on which such Taxes are due.

(d)           Tax Indemnity.  Seller shall defend, indemnify and hold the Indemnified Buyers and the Company and each of its Subsidiaries harmless from and against any Losses with respect to (i) Taxes of or with respect to the Company or any of its Subsidiaries, or for which any of them may be liable, for any Pre-Closing Period (or portion of a Straddle Period ending on the Closing Date), (ii) Taxes of or which are the liability of Seller or of any of the members of Seller’s Affiliated Group (for which the Company or any of its Subsidiaries may become liable under Treasury Regulations §1.1502-6 or otherwise), and (iii) any Taxes imposed on the Company or any of its Subsidiaries arising as a result of a breach or violation of the representations and warranties contained in Section 4.10 (Taxes) and/or the covenants contained in Section 6.11 (Tax Matters), in each case together with reasonable out-of-pocket attorneys’ and accountants’ fees and, in each case, without duplication of amounts previously paid by Seller pursuant to Section 6.11(c)(i) in each case, excluding Losses for Taxes relating to Sale and Leaseback Transactions.  Indemnity payments under this Section 6.11(d) shall be made to Buyer in immediately available funds at least two business days before the date payment of the Taxes to which such payment relates is due, or, if such Tax has been paid by Buyer or any of its Affiliates, within ten days after written demand is made for such payment, and shall not be subject to any minimum threshold or maximum limit.

(e)           Tax Refunds/Benefits.  Any credit which has the result of reducing the Tax payable by the Company or any of its Subsidiaries in any Post-Closing Period and any Tax credit or refund (including any interest with respect thereto), in each case relating to the Company and any of its Subsidiaries for any Pre-Closing Period (or portion of any Straddle Period ending on the Closing Date) and to the extent Seller is liable for or has made payment of Tax giving rise to such credit pursuant to Section 6.11(c) hereof, shall be the property of Seller, and if received by Buyer, the Company or any of their Subsidiaries shall be payable promptly to Seller (other than any credit or Tax refund that arises out of the carry back of a loss or credit incurred by the Company or any of its Subsidiaries in the Post-Closing Period).  Any other Tax refund or credit shall be the property of Buyer.

(f)            Contests.  (i) After the Closing, Buyer shall promptly notify Seller in writing of (x) any correspondence from any Tax authority relating to any Tax Return filed by Seller pursuant to Section 6.11(b)(i) or by Buyer pursuant to Section 6.11(b)(ii) and (y) any written notice of a proposed assessment or claim in an audit or administrative or judicial proceeding involving Company or any of its Subsidiaries (clauses (x) and (y) together, a “Tax Contest”) which, if determined adversely to the taxpayer, would be grounds for indemnification by Seller (including any payment under Section 6.11(c)).  (ii) In the case of a Tax Contest that relates to a Pre-Closing Period, Seller shall have the right at its expense to control the conduct of such Tax Contest; provided that (x) Seller shall indemnify the Company or any of its Subsidiaries in respect of all third-party costs and expenses incurred by such Company or any such Subsidiary at Seller’s request in connection with such Tax Contest, (y) Seller shall keep Buyer informed of all material progress (and shall send Buyer copies of all material correspondence relating thereto) of the Tax Contest and (z) Seller shall not enter into any compromise or agree to settle any claim pursuant to such Tax Contest with respect to any issue that recurs for any Straddle Period or Post-Closing Period or any item resulting in a reciprocal adjustment to any Straddle Period or Post-Closing Period without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed).  Buyer also may participate at its own expense in any such Tax Contest and, if Seller does not notify Buyer in writing within 30 days of receiving notice of such Tax Contest pursuant to Section 6.11(f)(i) hereof of its intent to assume the defense of such Tax Contest, Buyer may defend the same in such manner as it may deem appropriate, including, but not limited to, settling such Tax Contest after giving five days’ prior written notice to Seller setting forth the terms and conditions of settlement.  (iii) In the case of a Tax Contest that relates to a Straddle Period, (x) each of Seller and Buyer may participate in the Tax Contest, and (y) the Tax Contest shall be controlled by that party which would bear the burden of the greater portion of the adjustment (the “Controlling Party”); provided that (a) the Controlling Party shall indemnify the Company or any Subsidiary in respect of all third-party costs and expenses incurred by the Company or any such Subsidiary at the Controlling Party’s request in connection with such Tax Contest, (b) the Controlling Party shall keep the other party informed of all material progress (and shall send such party copies of all material correspondence relating thereto) of the Tax Contest and (c) if Seller is the Controlling Party, Seller shall not enter into any compromise or agree to settle any claim pursuant to such Tax Contest with respect to any issue that recurs for any Straddle Period or Post-Closing Period or any item resulting in a reciprocal adjustment to any Straddle Period or Post-Closing Period without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed).  The principle set forth in clause (y) of the preceding sentence also shall govern for purposes of deciding any issue that must be decided jointly (in particular, choice of judicial forum) in situations in which separate issues are otherwise controlled hereunder by Buyer and Seller.  (iv) In the case of a Tax Contest that relates to a Post-Closing Period, Buyer shall have the right at its expense to control the conduct of such Tax Contest.  (v) Except as provided in paragraph (ii) above, neither Buyer nor Seller shall enter into any compromise or agree to settle any claim pursuant to any Tax Contest which would adversely affect the other party for such year or a subsequent year, or which would result in a payment under Section 6.11(d), without the written consent of the other party, which consent may not be unreasonably withheld.  Buyer and Seller agree to cooperate, and Buyer agrees to cause the Company and any of its Subsidiaries to cooperate, in the defense against or compromise of any claim in any Tax Contest.

(g)           Allocation of Tax for Straddle Periods.  With respect to any Tax that is payable with respect to a Straddle Period, the portion of any such Tax allocable to the portion of the period ending on the Closing Date shall be deemed to equal: (i) in the case of Taxes that are based upon or related to income or receipts, the amount that would be payable if the taxable year ended with the Closing Date (giving effect to any Tax credit or net operating loss carryover available as of the Closing Date), and (ii) in the case of all other Tax, the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of calendar days in the period ending with the Closing Date and the denominator of which is the number of calendar days in the entire period.

(h)           Tax Returns of Seller’s Affiliated Group.  Notwithstanding any other provision of this Agreement, (i) Seller’s Affiliated Group shall be entitled to control in all respects, and neither Buyer nor any of its Affiliates shall be entitled to participate in, any Tax Contest or other Tax proceeding with respect to any consolidated, combined or unitary Tax Return that includes any member of Seller’s Affiliated Group and (ii) no member of Seller’s Affiliated Group shall be required to provide any person with any consolidated, combined or unitary Tax Return or copy thereof that includes any member of Seller’s Affiliated Group (provided, however, that to the extent that such Tax Returns would be required to be delivered but for this Section 6.11(h), the person that would be required to deliver such Tax Returns shall instead deliver pro forma Tax Returns relating solely to the Company or its relevant Subsidiary).

(i)            Termination of Any Tax Sharing Agreement.  Any and all tax allocation or sharing agreements or other arrangements for the sharing of taxes between the Company and/or any of its Subsidiaries, on the one hand, and Seller and/or any member of the Seller’s Affiliated Group, on the other hand, shall terminate as of, or prior to, the Closing Date and the Company, any of its Subsidiaries and/or Buyer shall have no obligation to pay to the Seller and/or any member of the Seller’s Affiliated Group any amount relating to taxes under any such agreement or arrangement.

6.12         Participations and Residuals.  (a)  Buyer shall, or shall cause Servicing Agent to, provide Seller, or its designee, with all sales data, payee information and other information required to enable Seller to discharge the Participations and Residuals, in each case, within a reasonable time period after receipt by Servicing Agent of all information required from film exhibitors, licensees and other third parties.  Seller shall discharge each of the Participations and Residuals promptly following receipt from Buyer of all sales data, payee information and other information with respect to such Participations and Residuals.  Buyer shall provide reasonable access to Buyer’s and the Company’s employees, books and records and other relevant information required to enable Seller to discharge promptly when due the Participations and Residuals.  The information provided by Buyer shall include, but not be limited to (i) the relevant information for all license agreements and other contracts entered into by Buyer or the Company following the Closing relating to the Film Rights, (ii) the revenues received by Buyer, the Company and their licenses from Exploitation of the Film Rights, (iii) the number of exhibitions of any Film, (iv) the Media and territories in which the licensed Exploitation has taken place, (v) any discussions or agreements with any creative artist or Guild in respect of any Film Rights, and (vi) any other information required for calculation of residuals and participations under applicable Guild agreements and the Film Agreements.  For avoidance of doubt, no party hereunder shall have any obligations under this Section 6.12 for any Participations and Residuals that become due and payable as a result of events occurring after the tenth (10th) anniversary of the Closing.

(b)           In the event and at the time that the Films hereunder are sold or licensed by the Company or its agents in transactions involving other films or programs (a “film package”), Buyer shall in good faith ensure that any license revenues allocated to any Films in a film package are reasonably and fairly based on the relative value of the Films in relation to the other films or programs in the film package.  Buyer shall give Seller prompt written notice of any claim for such participation and residual costs to enable Seller to defend, dispute or mitigate such residual costs at its option and in its sole discretion.

(c)           Buyer shall, effective as of the business day following the tenth anniversary of the Closing Date, enter into the Guild Assumption Agreements in a form consistent with industry standards and sufficient to fully terminate and discharge Seller’s obligations and liability for any Participations and Residuals that become due and payable as a result of events occurring after the tenth (10th) anniversary of the Closing Date under any Guild Assumption Agreements Seller has entered into with respect to any Exploitation of or revenues received from the Company Assets.

6.13         Additional Obligations Related to Participations and Receivables.  (a)  After the Closing Date, Buyer shall cause the Servicing Agent to provide the following to Seller with respect to Participations and Residuals: (i) with respect to the profit participations referred to in clause (i) of the definition of Participations and Residuals, (A) a list of Film titles subject to participation rights, and (B) with respect to each such Film the formula or formulas for calculating the profit participations; and (ii) with respect to the residual payment obligations referred to in clause (ii) of the definition of Participations and Residuals, on a Film-by-Film basis, the formula or formulas for calculating the residual payment obligation to each Guild in connection with the exhibition of such Film.  Buyer shall use commercially reasonable efforts to cause the Servicing Agent to provide the information referred to in this Section 6.13(a) within 45 days following the Closing Date.

(b)           If Seller delivers a written notice to Buyer at any time prior to the date on which Buyer or an Affiliate executes a Guild Assumption Agreement that Seller is the subject of a potential transaction with an unaffiliated third party involving a sale of all or substantially all of the capital stock or assets of Seller (a “Potential Change of Control”), Buyer shall, within 30 days of Buyer’s receipt of such notice, deliver to Seller a proposal for the termination of Seller’s obligations under Section 6.12 in connection with such Potential Change of Control, which proposal shall include the price payable by Seller as consideration for such termination.  Thereafter, Buyer will negotiate in good faith to reach an agreement with Seller with respect to such termination; provided that Buyer shall not be obligated to agree to any such termination on any terms unless and until a definitive agreement is reached between Buyer and Seller with respect to such a termination.  Buyer agrees to keep confidential information regarding a Potential Change of Control communicated to it by Seller, subject to the same exceptions to confidential treatment of “Evaluation Information” set forth in paragraphs 1 and 4 of the Confidentiality Agreement.

(c)           Service Agent has or shall submit to Entertainment Partners the information attached hereto as Schedule 6.13(c), which is intended to provide the information necessary for Entertainment Partners to determine residual payments due to creative artists or Guilds on account of the Exploitation of the Film Rights (except for payments due in connection with music licensing contemplated in Section 4.14(a)) as of September 20, 2006.  Seller agrees that this Section 6.13(c) shall not be construed to limit Seller’s obligation to indemnify Buyer for any Retained Liability in accordance with Article IX.

6.14         Program License Agreements Payments.  Schedule 6.14 sets forth the amounts due and payable by Seller or its Affiliates to RHI Entertainment Distribution, LLC under the Program License Agreements as of September 30, 2006.  Seller and Buyer agree to cooperate in good faith to amend Schedule 6.14 prior to the Closing Date to add such additional amounts that become due and payable under the Program License Agreements during the period from September 30, 2006 through the Closing Date, it being understood that any good faith disputes as to such amounts shall be resolved after the Closing Date in accordance with the terms of the Program License Agreements.

ARTICLE 7

CONDITIONS TO CLOSING

7.1           Conditions of Each Party’s Obligation to Close.  The obligation of the parties hereto to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or before the Closing, of the conditions set forth below in this Section 7.1.  The parties hereto may mutually agree to waive any or all of these conditions.

(a)           All consents, authorizations, orders and approvals of, and filings and registrations with, any Governmental Entity that are required in connection with the execution and delivery of this Agreement and the consummation by each party hereto of the transactions contemplated on its part hereby, shall have been obtained or made, and the waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated.

(b)           As of the Closing Date, there shall be no statute, regulation, injunction, restraining order or decree of any nature of any court or governmental agency or body of competent jurisdiction that is in effect that restrains or prohibits the consummation of the transactions contemplated by this Agreement.

(c)           JP Morgan Chase Bank shall have consented to the transactions contemplated herein as required by that certain Credit, Security and Pledge Agreement, dated as of December 31, 2001, as amended, by and among Crown Media Holdings, Inc., its Subsidiaries named therein, the lenders named therein and The Chase Manhattan Bank (now known as JPMorgan Chase Bank, as administrative agent and issuing bank).

7.2           Conditions to Buyer’s Obligation to Close.  The obligation of Buyer to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or before the Closing, of all of the conditions set forth below in this Section 7.2.  Buyer may waive in writing any or all of these conditions in whole or in part without prior notice.

(a)           The representations and warranties of Seller and the Company contained or incorporated herein shall be true and correct on and as of the Closing Date with the same effect as if such representations and warranties had been made on and as of the Closing Date (except for representations and warranties which are as of a particular date, which shall be true and correct as of such date), except, in the case of any such representation or warranty that is not qualified by “material,” “material adverse effect” or similar language, as would not be material, and Seller and the Company shall have performed in all material respects their respective obligations and complied in all material respects with their respective agreements and covenants required by this Agreement to be performed or complied with on their part on or prior to the Closing Date and no event as described in Section 10.2(d)(iii) shall have occurred.

(b)           Buyer shall have received from Seller and the Company a certificate dated as of the Closing Date and signed by an authorized officer of Seller and the Company certifying its compliance with the conditions set forth in Section 7.2(a).

(c)           [Reserved]

(d)           Buyer shall receive at the Closing the deliveries required by Section 8.2.

(e)           As of the Closing Date, neither Seller nor the Company shall be the subject of a bankruptcy case; no court of competent jurisdiction shall have entered an order, judgment or decree appointing a receiver, trustee, liquidator or conservator of Seller or the Company or of the whole or any substantial part of its properties, or approved a petition filed against Seller or the Company seeking reorganization or similar relief under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any state or foreign state which shall not have been dismissed; no court of competent jurisdiction shall have assumed custody or control of Seller or the Company or of the whole or any substantial part of their respective properties under the provisions of any other law for the relief of the debts of Seller or the Company; there shall not be pending against Seller or the Company any proceeding seeking any of the foregoing relief nor shall a petition in bankruptcy have been pending against Seller or the Company and not been dismissed prior to the Closing Date; nor shall Seller or the Company by any act have indicated its consent to, approval of, or acquiescence in, any such proceeding or petition; nor shall Seller or the Company have admitted in writing its inability to pay its debts generally as they become due, filed a petition in bankruptcy or a petition to take advantage of any insolvency act or made an assignment for the benefit of its creditors or commenced a proceeding for the appointment of a receiver, trustee, liquidator, conservator of itself or of a whole or any substantial part of its property or filed a petition or answer seeking reorganization or arrangement or similar relief under the federal bankruptcy laws or any other applicable law or statue of the United States of America or any state or foreign state.

(f)            Buyer shall have received from Seller a copy of the resolutions of the Board of Directors, Members, or similar body of Seller and the Company having the authority to approve the execution, delivery and performance of this Agreement authorizing the execution and delivery of this Agreement and the consummation of the transactions set forth herein.  Said resolutions shall be certified by an authorized officer of Seller as being true and correct and in full force and effect as of the Closing Date.

(g)           RHI Entertainment Distribution, LLC shall have received the amount in cash set forth on Schedule 6.14, as amended pursuant to Section 6.14.

(h)           Buyer shall have received from Seller or the Company evidence reasonably satisfactory to Buyer that all Video-On-Demand Agreements have been terminated as to the Films.

(i)            Buyer shall have received from Seller a license from Hallmark Cards, Incorporated to allow the Company to continue to use the Hallmark name as part of the name “Hallmark Entertainment” as it appears on screen, and in any packaging, advertising or publicity material produced prior to the Closing Date, in each case, for any of the Films.

(j)            Seller shall have delivered to Buyer a certification of non-foreign status in a form and manner that complies with the requirements of Treasury Regulation Section 1.1445-2(b)(2).

7.3           Conditions to Seller’s Obligation to Close.  The obligation of Seller and the Company to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or before the Closing, of all of the conditions set forth below in this Section 7.3.  Seller may waive in writing any or all of these conditions in whole or in part without prior notice.

(a)           Buyer shall have performed in all material respects its material obligations and complied in all material respects with its material agreements and covenants required by this Agreement to be performed or complied with on its part on or prior to the Closing Date.

(b)           Seller and the Company shall have received from Buyer a certificate dated as of the Closing Date and signed by an authorized officer of Buyer certifying Buyer’s compliance with the conditions set forth in Section 7.3(a).

(c)           As of the Closing Date, Buyer shall not be the subject of a bankruptcy case; no court of competent jurisdiction shall have entered an order, judgment or decree appointing a receiver, trustee, liquidator or conservator of Buyer or of the whole or any substantial part of its properties, or approved a petition filed against Buyer seeking reorganization or similar relief under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any state or foreign state which shall not have been dismissed; no court of competent jurisdiction shall have assumed custody or control of Buyer or of the whole or any substantial part of its properties under the provisions of any other law for the relief of Buyer’s debts; there shall not be pending against Buyer any proceeding seeking any of the foregoing relief nor shall a petition in bankruptcy have been pending against Buyer and not been dismissed prior to the Closing Date; nor shall Buyer by any act have indicated its consent to, approval of, or acquiescence in, any such proceeding or petition; nor shall Buyer have admitted in writing its inability to pay its debts generally as they become due, filed a petition in bankruptcy or a petition to take advantage of any insolvency act or made an assignment for the benefit of its creditors or commenced a proceeding for the appointment of a receiver, trustee, liquidator, conservator of itself or of a whole or any substantial part of its property or filed a petition or answer seeking reorganization or arrangement or similar relief under the federal bankruptcy laws or any other applicable law or statue of the United States of America or any state or foreign state.

(d)           Seller and the Company shall have received from Buyer a copy of the resolutions of the Board of Directors of Buyer (and any committee thereof) authorizing the execution and delivery of this Agreement and the consummation of the transactions set forth herein.  Said resolutions shall be certified by an authorized officer of Buyer as being true and correct and in full force and effect as of the Closing Date.

(e)           Seller shall receive at the Closing the deliveries required by Section 8.3.

(f)            Seller shall have received a reasonably satisfactory written opinion of an investment bank of national repute to the effect that, from a financial point of view and subject to certain assumptions and limitations, the consideration to be received by Seller pursuant to this Agreement is fair.

ARTICLE 8

THE CLOSING

8.1           Time and Location of Closing.  Subject to the fulfillment of all of the conditions specified in Article 7 (any or all of which may be waived in writing by the respective party whose performance is conditioned upon the satisfaction of such conditions), the purchase and sale of the Company and the other transactions contemplated by this Agreement shall be consummated at a closing (the “Closing”) to be held at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022 at 10:00 A.M., local time, on the date falling seven days following the date when all of the conditions specified in Article 7 shall have been fulfilled or waived or on such other date as the parties shall mutually agree (the “Closing Date”).

8.2           Actions by Seller at Closing.  At the Closing, Seller and the Company shall deliver to Buyer the following:

(a)           The Assignment and Assumption Agreement, duly executed by Seller.

(b)           An Assignment from Seller to the Company of all Company Assets held by Seller.

(c)           The  Retained Liabilities Assumption Agreement, duly executed by Seller.

(d)           All original Copyright Registration certificates and Trademark Registration certificates, or, if not available, true and correct copies thereof; and Buyer shall be entitled to any and all other agreements, assignments and other material documents relating to the Company acquired by Buyer hereunder which are in Seller’s possession.

(e)           Certified copies of minutes or unanimous written consents of the board of directors and stockholders or members, if necessary, of Seller and the Company approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

(f)            The certificate described in Section 7.2(b).

(g)           Evidence satisfactory to Buyer in its sole discretion to the effect that all Liens on the Company’s Assets other than Permitted Liens (but including, without limitation, Liens granted in connection with that certain Credit, Security and Pledge Agreement, dated as of December 31, 2001, as amended, by and among Crown Media Holdings, Inc., its Subsidiaries named therein, the lenders named therein and The Chase Manhattan Bank (now known as JPMorgan Chase Bank) as administrative agent and issuing bank) have been fully released and discharged.

(h)           The HMCER License, duly executed by Seller.

(i)            Evidence reasonably satisfactory to Buyer that Seller or the Company has paid the amounts set forth on any statement provided by Entertainment Partners of amounts due in respect of residual payments due to creative artists or Guilds on account of the Exploitation of the Film Rights and as relates to the Bagbridge Rights (except for payments due in connection with music licensing contemplated in Section 4.14(a)) based on the information provided to Entertainment Partners by Servicing Agent pursuant to Section 6.13(c).

(j)            Evidence to the effect that the Company has (i) terminated any and all rights relating to the Exploitation of the relevant Films granted to Warner Bros. pursuant to the Warner Bros. License Agreement and (ii) caused Warner Bros. to terminate any and all rights relating to the Exploitation of the relevant Films granted by Warner Bros. to third parties pursuant to or otherwise in connection with the Warner Bros. License Agreement.

8.3           Actions by Buyer at Closing.  At the Closing, Buyer shall deliver to Seller the following:

(a)           The Cash Consideration in the manner set forth in Section 3.1(a).

(b)           Certified copies of minutes or unanimous written consents of the board of directors and stockholders or members, if necessary, of Buyer approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

(c)           Assignment and Assumption Agreement, duly executed by Buyer.

(d)           The certificate described in Section 7.3(b).

(e)           The HMCER License, duly executed by Buyer.

ARTICLE 9

INDEMNIFICATION

9.1           Indemnification by Seller.  Seller shall defend, indemnify and hold Buyer and its officers, directors, shareholders, partners, members, employees, representatives, agents, attorneys, licensees, Affiliates and assigns (the “Indemnified Buyers”) harmless from and against any and all claims, demands, actions or causes of action, assessments, judgments, awards, fines, sanctions, charges, damages, liabilities, losses, costs, interest, penalties, Tax and amounts paid in settlement and expenses (including, without limitation, reasonable costs, fees and expenses of attorneys, experts, accountants, appraisers, consultants, witnesses, investigators and any other agents or representatives of Buyer) (“Losses”) which may be incurred or suffered by the Indemnified Buyers or any of them, arising out of or relating to (a) any breach of any representation or warranty made by Seller or the Company in this Agreement; (b) any failure on the part of Seller to perform any covenant or agreement in this Agreement, or on the part of the Company with respect to covenants required to be performed prior to the Closing; or (c) any Retained Liabilities (each, a “Seller’s Indemnification Claim”).  Save in the case of fraud, including, without limitation, fraudulent concealment by Seller, in no event shall Seller have any liability with respect to any indemnification pursuant to Section 9.1(a) (except in the case of any breach of Section 4.3 (No Undisclosed Liabilities), Section 4.10 (Taxes) or Section 4.19 (Ownership by the Company; No Inconsistent Actions)) until the total dollar amount of all such indemnification obligations that would otherwise be identifiable pursuant to such Section 9.1(a) (other than Losses arising from breaches of the representations and warranties set forth in Section 4.3 (No Undisclosed Liabilities), Section 4.10 (Taxes) or Section 4.19 (Ownership by the Company; No Inconsistent Actions)), shall exceed $1,600,000, in which event Seller will be liable only for the amount in excess of $1,600,000; provided that (save in the case of fraud, including, without limitation, fraudulent concealment by Seller) in no event shall Seller’s aggregate liability in respect of Section 9.1(a) (except in the case of any breach of Section 4.3 (No Undisclosed Liabilities), Section 4.10 (Taxes) or Section 4.19 (Ownership by the Company; No Inconsistent Actions)) exceed $25,000,000, provided that the foregoing limits on the Seller’s liability shall not apply with respect to Losses arising from breaches of the representations and warranties set forth in Section 4.3 (No Undisclosed Liabilities), Section 4.10 (Taxes) or Section 4.19 (Ownership by the Company; No Inconsistent Actions).

9.2           Indemnification by Buyer.  Buyer shall defend, indemnify and hold Seller and its officers, directors, shareholders, partners, members, employees, representatives, agents, attorneys, licensees, Affiliates and assigns (the “Indemnified Seller Parties”) harmless from and against any and all Losses which may be sustained, incurred or suffered by the Indemnified Seller Parties as a result of, arising out of or relating to (a) any breach of any representation or warranty made by Buyer in this Agreement, and (b) any failure on the part of Buyer to perform any covenant or agreement in this Agreement.  Save in the case of fraud, including, without limitation, fraudulent concealment by Buyer, in no event shall Buyer have any liability with respect to any indemnification pursuant to Section 9.2(a) in an amount exceeding $25,000,000.

9.3           Defense of Claims.

(a)           If any claim is brought against any of the indemnified parties by a third party, and if such indemnified party intends to seek indemnity with respect thereto under this Article 9, such indemnified party shall promptly notify in writing Buyer or Seller, as the case may be, of such claim.  If any indemnified party fails to provide the foregoing written notice in a timely manner, which failure to notify results in or otherwise gives rise to any material prejudice to the defense of such claim, the indemnified party or parties shall be deemed to have waived its or their rights to indemnification under this Article 9 from the indemnifying party or parties only to the extent of the prejudice suffered as a result of failure to timely notify.

(b)           Upon receipt of such notice, the indemnifying party shall have 30 days to commence to undertake, conduct and control, through counsel of its own choosing and its sole cost and expense, the settlement or defense thereof, and the indemnified party shall cooperate in connection therewith (including, without limitation, providing to the indemnifying party, at the indemnifying party’s request, and at no cost, any information and reasonable assistance from the indemnified party’s staff which may be necessary for such settlement or defense); provided that:

(i)            without the indemnified party’s consent, the indemnifying party shall not consent to the entry of any judgment or enter into any settlement that provides for the imposition of any Lien on any assets of the Company or other assets of the indemnified party, or any injunctive or equitable relief affecting the indemnified party;
(ii)           the indemnifying party shall permit the indemnified party to participate in such settlement or defense through counsel chosen by the indemnified party; provided that the fees and expenses of such counsel shall be borne by the indemnified party; and
(iii)          the indemnifying party shall agree promptly to reimburse the indemnified party for the full amount of any loss, damage or third party costs incurred by the indemnified party as a result of such claim, but not including any attorney’s fees or expenses of the indemnified party when the indemnifying party has assumed the defense and not including overhead or personnel costs of the indemnified party arising from cooperating with the indemnifying party; and so long as the indemnifying party is reasonably contesting any such claim in good faith, the indemnified party shall not pay or settle any claim.  If the indemnifying party does not notify the indemnified party within 30 days after receipt of the indemnified party’s written notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, the indemnified party shall have the right to contest, settle or compromise the claim at the expense of the indemnifying party.  The indemnified party shall, however, notify the indemnifying party writing of any compromise or settlement of any such claim.

(c)           Notwithstanding the foregoing, in the event of any claim by a third party against any Indemnified Buyer with respect to Participations and Residuals, Buyer shall be permitted (but not required) to pay (or cause to be paid) the amount of such third party claim prior to delivery of notice to Seller and without the requirement of compliance with Section 9.3(b) if a hearing or other proceeding regarding foreclosure of a Company Asset is scheduled to take place within ten (10) days, and any amount paid to such third party shall constitute a Loss subject to indemnification pursuant to Section 9.1(c).  If Buyer shall make any payments pursuant to this Section 9.3(c), Seller shall be subrogated to all Buyer’s rights to contest the amount of such payment.

(d)           The foregoing provisions of Section 9.3 shall not apply to Tax matters, which instead shall be governed by Section 6.11.

9.4           Survival of Representations and Warranties.  All representations and warranties in this Agreement shall survive the Closing for a period of 36 months; provided that the indemnification obligations of Section 9.1 (c) and those of Section 9.1(a) with respect to Section 4.19 (Ownership by the Company, No Inconsistent Actions) shall survive indefinitely, and those of Section 9.1(a) with respect to Section  4.3 (No Undisclosed Liabilities) and  4.10 (Taxes) shall survive the Closing until the 30 days after the expiration of the applicable statute of limitations with respect thereto; and provided further that all covenants in this Agreement shall survive the Closing in accordance with their terms (or until the expiration of the applicable statute of limitations, if no term is specified).  No claim may be brought for breaches or alleged breaches of any representations or warranties after the expiration of the survival period.

9.5           No Limitation on Rights.

(a)           Except as expressly limited herein, the rights of Buyer and Seller set forth in this Article 9 shall be in addition to all other rights and remedies which otherwise would be available to Buyer or Seller at law or in equity.

(b)           The amount of any Losses for which indemnification is provided under this Article 9 shall be net of any amounts recovered by any indemnified party from third parties (including without limitation amounts recovered under insurance policies).

9.6           Treatment of Indemnity Payments.  The parties agree that, except as required pursuant to a “determination” as defined in Section 1313(a) of the Code, any indemnity payments pursuant to this Agreement will be treated for Tax purposes as an adjustment to the Purchase Price.

9.7           No Right of Contribution.   Seller shall have no right of contribution against the Company with respect to the indemnification obligations of Seller set forth in this Article 9.

ARTICLE 10

GENERAL PROVISIONS

10.1         Further Assurances.  Following the Closing, Seller agrees to execute and deliver to Buyer from time to time upon written request by Buyer (at Seller’s expense), such additional documents or instruments consistent herewith and to perform such further acts as Buyer may reasonably require to give to Buyer the full benefit of all of the provisions of this

Agreement (which shall include the transfer to Buyer of any Company Assets not transferred  through the acquisition by Buyer of all right title and interest in the Company).  Seller and Buyer shall cooperate to send, on or promptly following the Closing Date, notice letters  (in a form to be provided by Buyer) addressed from Seller to each licensee under the Company License Agreements that inform such licensees of the change of control in licensor and provide, as necessary, new contact information and payment instructions.  Seller agrees to remit to Buyer any payments under the Company License Agreements received by it or any of its Affiliates after the Closing Date.

10.2         Termination.  This Agreement may be terminated at any time prior to the Closing, as follows:

(a)           by mutual written consent of Buyer and Seller duly authorized by their respective boards of directors;

(b)           by either of Buyer or Seller if the Closing shall not have occurred on or before December 31, 2006; provided, however, that the right to terminate this Agreement under this Section 10.2 shall not be available to the party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c)           by either of Buyer or Seller if any order, injunction or decree preventing the consummation of the transactions contemplated hereby shall have been entered by any court of competent jurisdiction or Governmental Entity and shall have become final and non-appealable;

(d)           by Buyer if (i) there shall have been a material breach of any representation or warranty on the part of Seller set forth in this Agreement or if any material representation or warranty of Seller shall have become untrue in either case such that the condition set forth in Section 7.2(a) would be or might reasonably be expected to be incapable of being satisfied by December 31, 2006 (and for the purposes of this clause, any information provided by Seller pursuant to Section 6.11 shall be deemed not to qualify the Seller’s representations and warranties); (ii) there shall have been a material breach or breaches by Seller of its covenants or agreements hereunder such that the condition set forth in Section 7.2(a) would be incapable of being satisfied by December 31, 2006; or (iii) between the date of this Agreement and the Closing there is any material adverse change in the business, operations, assets, liabilities, position (financial, trading or otherwise), profits or prospects of the Company or any event or circumstance that may reasonably result in such a material adverse change; or

(e)           by Seller if there shall have been a material breach or breaches by Buyer of its covenants or agreements hereunder such that the condition set forth in Section 7.3(a) would be incapable of being satisfied by December 31, 2006, and in each of the cases set out in clauses (a)-(e) above the rights and liabilities of the parties which have accrued prior to termination shall continue to subsist and such termination shall be in addition to any other rights or remedies the terminating party may have against the other party.

10.3         Dispute Resolution.  (a)  In the event of any controversy or claim arising out of, or in connection with or relating to this Agreement or the interpretation, performance or breach thereof, the parties hereto shall use their reasonable best efforts to settle such controversy or claim.  To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to both parties.  If they do not reach such solution within a period of 30 days, then upon notice by either party to the other, any controversy or claim shall be submitted to mediation administered by the American Arbitration Association under its Commercial Mediation Rules in New York before resorting to arbitration.

(b)           In the event Buyer and Seller are unable to resolve any controversy or claim arising out of, or in connection with or relating to this Agreement or the interpretation, performance or breach thereof pursuant to Section 10.3(a), the parties hereto irrevocably agree to settle such controversy or claim arising out of, or in connection with or relating to this Agreement or the interpretation, performance or breach thereof by binding arbitration under the rules then in effect of the American Arbitration Association or its successor and in accordance with applicable law but subject to the following agreed provisions.  The arbitration shall be conducted in New York, New York, and the proceedings shall be kept confidential.  Notice of papers or processes relating to any arbitration proceeding, or for the confirmation of award and entry of judgment on an award may be served on each of the parties by registered or certified mail at the addresses set forth in Section 10.7 hereof.  Each Dispute shall be promptly adjudicated by a panel of three neutral arbitrators appointed as follows:

(i)            each party shall nominate an arbitrator, and the two arbitrators so appointed shall appoint a third arbitrator who shall act as president of the arbitral tribunal;
(ii)           if either party fails to nominate an arbitrator within 30 days of receiving notice of the nomination of an arbitrator by the other party, such arbitrator shall at the request of that party be appointed by the American Arbitration Association;
(iii)          if the two arbitrators to be nominated by the parties fail to agree upon a third arbitrator within 30 days of the appointment of the second arbitrator, the third arbitrator shall be appointed on the nomination of the American Arbitration Association at the written request of either party; and
(iv)          should a vacancy arise because any arbitrator dies, resigns, refuses to act, or becomes incapable of performing his functions, the vacancy shall be filled by the method by which that arbitrator was originally appointed.

All arbitrators shall be of good reputation and character and shall be highly knowledgeable of entertainment industry matters.  Seller shall pay one-half of the arbitrators’ expenses and Buyer shall pay one-half.  The parties shall pay their own legal expenses.  The arbitrators shall provide a reasoned opinion supporting their conclusion, including detailed findings of fact and conclusions of law.  Such findings of fact shall be final and binding on the parties but such conclusions of law shall be subject to appeal in any court of competent jurisdiction.  The arbitrators may award damages and/or permanent injunctive relief, but in no event shall the arbitrators have the authority to award punitive or exemplary damages.  Notwithstanding anything to the contrary in this Section 10.3, either party may apply to a court of competent jurisdiction for relief in the form of a temporary restraining order or preliminary injunction, or other provisional remedy pending final determination of a claim through arbitration in accordance with this Section 10.3.  If proper notice of any hearing has been given, the arbitrators will have full power to proceed to take evidence or to perform any other acts necessary to arbitrate the matter in the absence of any party who fails to appear.

10.4         Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the respective successors, licensees and assigns of the parties hereto, but any such assignment by either party hereto shall not relieve such assigning party of any of its obligations or agreements hereunder; provided that this Agreement may not be assigned by any party hereto unless expressly agreed to in writing by the other party hereto in its sole discretion (provided that such express agreement is not required for assignments by Buyer to an Affiliate or for the collateral assignment of Buyer’s rights under this Agreement to any Person providing financing related to the transactions contemplated hereby).

10.5         No Waiver.  No waiver by either party hereto of any breach of any covenant, agreement, representation or warranty hereunder shall be deemed a waiver of any preceding or succeeding breach of the same.  The exercise of any right, power or privilege granted to either party herein shall not operate as a waiver of any default or breach on the part of the other party hereto nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  Each and all of the several rights and remedies of either party hereto under this Agreement shall be construed as cumulative and not exclusive of any rights or remedies provided by law.

10.6         Entire Agreement; Amendments.  This Agreement, including the exhibits attached hereto and any other agreement or document referred to in this Agreement, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior or contemporaneous written or oral agreements, arrangements, understandings, representations and correspondence between them or any of their related entities or Affiliates with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms.  No change, modification, alteration, amendment or agreement to discharge in whole or in part, or waiver of any of the terms and conditions of this Agreement, shall be binding upon either party, unless the same shall be made by a written instrument signed and executed by the authorized representatives of each party, with the same formality as the execution of this Agreement.

10.7         Notices.  All notices, requests, demands and other communications given or made hereunder or in connection with the matters contemplated by this Agreement, shall be in writing made by personal service, or sent by certified mail, return receipt requested, postage prepaid, by overseas courier or by facsimile addressed as follows, or to such other address an may hereafter be designated in writing by the respective parties hereto:

(a)                  if to Seller, to:

Crown Media Holdings, Inc.
12700 Ventura Boulevard, Suite 100
Studio City, California 91604
Attention:  Charles L. Stanford, General Counsel
Telephone:  (818) 755-2469
Facsimile:  (818) 755-2461

with a copy to:

Christensen, Glaser, Fink, Jacobs, Glaser, Weil & Shapiro LLP
10250 Constellation Blvd.
19th Floor
Los Angeles, CA 90067
Attention:  Jeffrey C. Soza
Telephone:  (310) 553-3000
Facsimile:  (310) 556-2920

(b)                 if to Buyer, to:

RHI Enterprises, LLC
1325 Avenue of the Americas
21st Floor
New York, NY 10019
Attention:  Robert Halmi, Jr.
Telephone:  (212) 977-9001
Facsimile:  (212) 977-9049

with a copy to:

Kelso & Company, L.P.
320 Park Avenue
24th Floor
New York, NY 10022
Attention:  James Connors
Telephone:  (212) 751-3939
Facsimile:  (212) 223-2379

and

Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
Attention:  Raymond Y. Lin
Telephone:  (212) 906-1200
Facsimile:  (212) 751-4864

and shall be deemed to have been duly given or made as follows:

(c)           if personally delivered, upon delivery at the address of the relevant party;

(d)           if sent by certified mail, five days after the date of posting;

(e)           if sent by overseas courier, seven days after the date of posting; and

(f)            if sent by facsimile, when dispatched.

10.8         Governing Law.  This Agreement (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this Agreement or its formation) shall be governed and construed in accordance with the laws of the State of New York without reference to such State’s principles of conflicts of law.

10.9         Publicity.  Prior to the Closing, each party hereto agrees not to issue any press release or otherwise make any public statement in any general circulation medium with respect to the transactions contemplated by this Agreement, without the consent, which shall not be unreasonably withheld or delayed, of the other party hereto; provided, however, that the parties hereto may, without the consent of the other, make any disclosures required to comply with applicable law or the regulations of any securities exchange or national securities association.

10.10       Section Headings.  The section headings of this Agreement are for convenience of reference only and shall not be deemed to alter or affect any provision hereof.

10.11       Severability.  If any provision of this Agreement is held or deemed to be or is or becomes, in fact, inoperative, illegal or unenforceable as applied in any particular case under any constitution or statute or rule of public policy of any jurisdiction:

(a)           the operation, legality and enforceability under the constitution or statute or rule of public policy of that jurisdiction of any other provision; and

(b)           the operation, legality and enforceability under the constitution or statute or rule of public policy of any other jurisdiction of that or any other provision shall not be affected or impaired in any way.

10.12       Counterparts.  This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  Any party may enter into this Agreement by executing a counterpart and this Agreement shall not take effect until it has been executed by all parties.

*              *              *

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

CROWN MEDIA HOLDINGS, INC.

By:	/s/ Charles L. Stanford
Name:	Charles L. Stanford
Title:	Executive Vice President, General Counsel

CM INTERMEDIARY, LLC

By:	/s/ Charles L. Stanford
Name:	Charles L. Stanford
Title:	Vice President

CROWN MEDIA DISTRIBUTION, LLC

By:	/s/ Charles L. Stanford
Name:	Charles L. Stanford
Title:	Vice President

RHI ENTERPRISES, LLC

By:	/s/ Peter von Gal
Name:	Peter von Gal
Title:	Authorized Signatory